SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SEMI-ANNUAL REPORT

(From January 1, 2021 to June 30, 2021)

THIS IS A TRANSLATION OF THE SEMI-ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “H1” OF A FISCAL YEAR ARE REFERENCES TO THE SIX-MONTH PERIOD ENDED JUNE 30 OF SUCH FISCAL YEAR. REFERENCES TO “~~W~~” OR “KRW” ARE REFERENCES TO THE KOREAN WON.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Credit rating

(1)	Corporate bonds (Domestic)

Subject instrument	Month of rating	Credit rating	Rating agency (Rating range)(1)
Corporate bonds	February 2019	AA-	NICE Information Service Co., Ltd. (AAA ~ D)
April 2019
November 2019
	February 2020	A+
June 2020
May 2021
	February 2019	AA-	Korea Investors Service, Inc. (AAA ~ D)
June 2019
October 2019
	February 2020	A+
June 2020
March 2021
	April 2019	AA-	Korea Ratings Corporation (AAA ~ D)
November 2019
	February 2020	A+
May 2020
April 2021

(1)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

(2)	Corporate bonds (Overseas)

Subject instrument	Month of rating	Credit rating	Rating agency (Rating range) (2)
Corporate bonds(1)	November 2018	AA	Standard & Poor’s Rating Services (AAA ~ D)

(1)	Represents credit rating for our overseas corporate bonds guaranteed by the Korea Development Bank.
(2)	Overseas corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Highest level of stability.
	AA+/AA/AA-	Very high level of stability. This stability may be slightly more risky than is the case for the highest rating category but presents no issues.
	A+/A/A-	High level of stability. There are no issues with repaying the principal, but there are characteristics that could be subject to future deterioration.
	BBB+/BBB/BBB-	Level of stability is adequate. Current level of stability and profitability is adequate, but requires special attention during times of economic downturns.
	BB+/BB/BB-	Speculative characteristics. There is no guarantee on future stability. Expected business performance is uncertain.
	B+/B/B-	Inadequate as an investment target. Ability to make principal repayments or comply with contractual terms and conditions is uncertain.
	CCC/CC/C	Very low level of stability. Ability to make payments of principal and interest is highly unlikely. Extremely speculative. Currently in default or undergoing a serious problem.
	D	Bankruptcy.

C.	Capitalization

(1)	Change in capital stock (as of June 30, 2021)

There were no changes to our issued capital stock during the reporting period ended June 30, 2021.

(2)	Convertible bonds (as of June 30, 2021)

Description	Issue Date	Maturity Date	Issue Amount (in Won)		Class of Shares Subject to Conversion	Conversion Period	Conditions for Conversion			Outstanding Bonds			Notes
							Conversion Ratio	Conversion Price		Issue Amount (in Won)		Number of Shares subject to conversion
Unsecured Foreign Convertible Bonds No. 3	Aug. 22, 2019	Aug. 22, 2024	813,426,670,000	(1)	Registered Common Shares	Aug. 23, 2020 ~ Aug. 12, 2024	100%	~~W~~	19,845	813,426,670,000	(1)	40,988,998	Listed on Singapore Stock Exchange

Total	—	—	813,426,670,000		—	—	100%	~~W~~	19,845	813,426,670,000		40,988,998	—

(1)

The issue amount for Unsecured Foreign Convertible Bonds No. 3 is calculated based on the application of the mid-point of the relevant Won-US dollar exchange rates as of noon, July 30, 2019 (Korea Standard Time) quoted on Bloomberg, which was ~~W~~1,182.65 per U.S. dollar, to the actual issue amount of USD 687,800,000.

D.	Voting rights (as of June 30, 2021)

(Unit: share)
Description		Number of shares
A. Total number of shares issued(1):	Common shares(1)	357,815,700
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—

Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700

	Preferred shares	—

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2021 H1	2020	2019
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(1)		591,053	(89,342)	(2,829,705)
Earnings (loss) per share (Won)(2)		1,652	(250)	(7,908)

Total cash dividend amount for the period (million Won)		—	—	—

Total stock dividend amount for the period (million Won)		—	—	—

Cash dividend payout ratio (%)(3)		—	—	—
Cash dividend yield (%)(4)	Common shares	—	—	—
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	—	—
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to the owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the year attributable to the owners of the controlling company.

(4)

Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

Historical dividend information

Number of consecutive years of dividends (*)		Average Dividend Yield
Interim dividends	Annual dividends	Last 3 years	Last 5 years
—	—	—	0.65(**)

*	No dividends were paid during the last three fiscal years.
**	Arithmetic average of actual dividends paid in fiscal years 2016 and 2017 over the most recent five fiscal year period.

F.	Matters relating to Articles of Incorporation

Our current articles of incorporation were amended as of March 23, 2021 at the annual general meeting of shareholders.

Articles to be Amended	Description of Amendments
Deletion of Article 27 (Election of Directors), Paragraph 2	To reflect the applicable provision of the amended Commercial Act that provides for a less stringent voting requirement for shareholder approval in the case of the adoption of electronic voting for the appointment of an audit committee member (including a director who will serve as an audit committee member).

Addition of new Paragraph 3 of Article 36-2 (Composition of Audit Committee) and re-numbering of previous Paragraphs 3 and 4 to Paragraphs 4 and 5, respectively	To reflect the applicable provision of the Commercial Act regarding a separate shareholder approval process for an audit committee member.

Deletion of Article 42-2 (Redemption of Shares)	To reflect the applicable provisions of the amended Commercial Act and the amended Financial Investment Services and Capital Markets Act, which permit a stock corporation to retire its own shares within the limit of its distributable income pursuant to a resolution of the board of directors without needing to have a basis to do so under its articles of incorporation.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of products that apply display technologies such as OLED and TFT-LCD. Sorting by major sales product category, television, IT products and mobile and other products accounted for 35%, 39% and 26% of our total sales, respectively, in the first half of 2021. Our customers primarily consist of global set makers, and our top ten customers comprised 85% of our total sales revenue in the first half of 2021. As a company focused on exports, our overseas sales accounted for approximately 98% of our total sales in the first half of 2021. We provide close local support through our overseas sales subsidiaries located in the United States, Germany, Japan, Taiwan, China and Singapore.

We operate key production facilities in Korea, China and Vietnam, and our production capacity is approximately 4.4 million glass sheets per year, as converted into eighth-generation sheets (2200x2500mm). In order to expand our production capacity of differentiated and competitive products such as OLED panels, our total capital expenditures on a cash out basis was around mid-~~W~~2 trillion in 2020, and we plan to make investments within the low-~~W~~4 trillion range in 2021.

The major raw materials for display panel production include glass, semiconductors, polarizers, organic matter, backlight units (“BLU”) and printed circuit boards (“PCB”), and the prices of major raw materials may fluctuate as a result of supply and demand in the market as well as changes in our purchase quantity.

As securing production capacity through large scale investments in the display industry requires a long period of time, panel prices may fluctuate due to the imbalance between the increase in production capacity and growth in demand. The sales performance of industry players is differentiated by not only the production capacity of each company but also other competitive differences arising from factors including technology, product development capability, manufacturing efficiency, quality control and customer relationships, along with the price differentiation incorporating such factors. In addition, given the high proportion of our sales overseas, our sales of display panels are denominated mainly in U.S. dollars whereas our purchases of raw materials are denominated mainly in U.S. dollars, Japanese Yen and Chinese Yuan. Accordingly, our profit margins may be affected by changes in the exchange rates between the currencies. We strive to minimize the risk relating to foreign currency denominated assets, liabilities and operating cash flow due to exchange rate fluctuations.

Our research and development expenses represent approximately 7% of our sales, and we are continually creating customer value through systematic R&D activities for new products and technologies. Leveraging our competitive R&D activities, we are currently the only company to mass-produce OLED panels for television and plastic OLED panels for automobiles using differentiated technology. Moreover, we are leading the display market by providing differentiated values in display panel products utilizing our OLED and TFT-LCD technologies for various uses including television, IT and mobile products, as well as automobiles and industrial uses.

Consolidated operating results highlights

	(Unit: In billions of Won)
	2021 H1	2020	2019
Sales Revenue	13,848	24,230	23,476
Gross Profit	2,682	2,643	1,868
Operating Profit (loss)	1,224	(29)	(1,359)
Total Assets	36,324	35,072	35,575
Total Liabilities	22,563	22,335	23,086

B.	Industry

(1)	Industry characteristics

•	From the supply perspective, the display panel industry is technology- and capital-intensive in nature and requires mass production through achieving an economy of scale.

•

From the demand perspective, the display panel industry tends to demonstrate a high level of volatility depending on the global macroeconomic conditions, major regional sales events and/or seasonal factors.

•

Demand for display panels for traditional IT products such as notebooks and desktop monitors has shown a strong growth due to changes in lifestyle including increased instances of working from home and online classes as a result of the COVID-19 pandemic, and demand for high-end products has also sustained.

•

Demand for smartphone and automotive display panels has fluctuated due to weakened conditions in the end-product market in light of the COVID-19 pandemic. However, further growth is expected with the release of new products using plastic OLED panels and those that offer changes in form factors or new customer experiences such as foldable smartphones.

•

The market for television display panels has shown a steady growth, largely from developed countries, and has rapidly become focused on larger-sized panels reflecting increased consumer needs for larger screens.

•	We also anticipate a gradual growth in the market for high value-added product segments such as display panels for industrial uses.

(2)	Growth Potential

•

We are focusing on securing profitability through differentiated products such as “Cinematic Sound” OLED and “Wallpaper” display panels under our strategic plan to transition our business to center around OLED, which has a strong future growth potential. In the television business, we are expanding our offerings of premium products such as OLED products. In particular, with respect to large-sized OLED television display panels, we are continuing to secure additional production capacity of 8.5th generation OLED panels and are planning to further strengthen the fundamentals of our OLED business by continuing to introduce differentiated products and obtaining additional production capacity for 8.5th and 10.5th generation OLED display panels. In the IT business, we are increasing the proportion of premium products such as high resolution and wide screen products based on IPS and Oxide technologies. In the mobile business, we have commenced mass production of 6th generation plastic OLED smartphones. We are also strengthening the foundation for the expansion of small- and medium-sized OLED business, including automotive display panels.

(3)	Cyclicality

•

The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•

Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(4)	Market conditions

•

Most display panel manufacturers are located in Asia as set forth below. Competition in the TFT-LCD sector is intensifying amid the continued investments in new fabrication facilities led by Chinese panel manufacturers. In response, Korean panel manufacturers are continuing their efforts to maintain their market leadership and differentiate themselves by transitioning their business focus to OLED products and upgrading their TFT-LCD businesses.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, CEC Panda, HKC, etc.

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2021 H1	2020	2019
Panels for Televisions(1)(2)	20.5%	21.6%	28.1%
Panels for IT Products(1)	20.0%	21.2%	24.8%

Total(1)	20.0%	21.4%	27.2%

(1)	Source: Large Area Display Market Tracker (OMDIA). Data for 2021 1H are based on OMDIA’s estimates, as actual results have not yet been made available.
(2)	Includes panels for public displays.

(5)	Competitiveness and competitive advantages

•

Our ability to compete successfully depends on factors both within and outside our control, including the development of new and premium products through technological advances, timely investments, adaptable product portfolio and flexible fabrication mix, achievement of competitive production costs through enhancing productivity and managing supply costs of components and raw materials, our relationship with customers, success in marketing to our end-brand customers, general economic and industry conditions and foreign exchange rates.

•

In order for us to compete effectively, it is critical to offer differentiated products that enable us to secure profit margins even during times of a mismatch in the market supply and demand, to be cost competitive and to maintain stable relationships with customers.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. As such, it is important to build a sustained relationship with such customers.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with WOLED/POLED, IPS, Oxide, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have shown that we are technologically a step ahead of the competition by continuing to enhance the performance of our WOLED products and to introduce differentiated large-sized OLED products such as our “Transparent,” “Cinematic Sound,” “Bendable” and “Rollable” and “Transparent” large-sized OLED. Moreover, we have continually introduced differentiated plastic OLED products for smartphones, automotive products, wearable devices and foldable notebook computers, among others. With respect to TFT-LCD panels, we are leading the market with our competitive advantages in technology, including through our IPS, Oxide and LTPS technology-based ultra-large and ultra-high definition (“Ultra HD” or “UHD”) television panels, desktop and notebook monitors featuring high resolutions, differentiated designs and high frequency refresh rates, and specialized products for automotive, commercial and medical uses. Our production facilities are also equipped to produce products incorporating in-TOUCH technology.

•	Moreover, we are maintaining and strengthening close long-term relationships with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

D.	Customer-oriented marketing activities

Through engaging in detailed analysis and acquiring insight on the market and industry conditions, technology, products and end-user consumers, we seek to provide differentiated values that are customer- and consumer-friendly. In addition, we engage in activities that are geared to proactively identify and offer meaningful benefits to customers and consumers. As a result, we are continually developing products that provide differentiated values using our differentiated technologies. At the same time, we strive to create new markets and mutually benefit our business and our customers by obtaining customer trust and satisfaction through our customer- and consumer-oriented marketing activities.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

			(Unit: In billions of Won, except percentages)
Business area	Sales type	Items (By product)	Usage	Major trademark	2021 H1
					Sales Revenue	Percentages (%)
Display	Goods/ Products/ Services/ Other sales	Televisions	Panels for televisions	LG Display	4,783	34.6%
		IT products	Panels for monitors, notebook computers and tablets	LG Display	5,460	39.4%
		Mobile, etc.	Panels for smartphones, etc.	LG Display	3,605	26.0%

Total					13,848	100.0%

B.	Average selling price trend of major products

The average selling prices of display panels are subject to change based on market conditions and demand by product category. The average selling price of display panels per square meter of net display area shipped in the second quarter of 2021 decreased by approximately 4% compared to the first quarter of 2021 due to reduced shipments of panels for mobile devices resulting from seasonal factors. The average selling prices of display panels per square meter of net display area may continually fluctuate in the future due to changes in market conditions.

(Unit: US$ / m2)

Period	Average Selling Price(1)(2) (in US$ / m2)
2021 Q2	703
2021 Q1	736
2020 Q4	790
2020 Q3	706
2020 Q2	654
2020 Q1	567
2019 Q4	606
2019 Q3	513
2019 Q2	456
2019 Q1	528

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

			(Unit: In billions of Won, except percentages)
Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers
Display	Raw materials	PCB	Display panel manufacturing	1,320	20.6%	Youngpoong Electronics Co., Ltd., etc.
		Polarizers		1,056	16.5%	LG Chem, etc.
		BLU		771	12.0%	Heesung Electronics LTD., etc.
		Glass		465	7.2%	Paju Electric Glass Co., Ltd., etc.
		Drive IC		690	10.8%	LX Semicon, etc.
		Others		2,111	32.9%	—

Total				6,412	100.0%

- Period: January 1, 2021 ~ June 30, 2021.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

(2)	Among our major suppliers, Paju Electric Glass Co., Ltd. is our affiliate, LG Chem is a member company of the LG Group and LX Semicon is an affiliate of LX Holdings Corp.

–

The average price of electrolytic galvanized iron, which is the main raw material for BLU components, increased by 28.9% from the second half of 2020 to the first half of 2021 and has maintained an upward trend due to an increase in demand, shortage of supply and rising international shipping costs as a result of efforts to recover from the economic downturn following the COVID-19 pandemic. The market price of electronic galvanized iron is expected to become slightly weaker but remain stable in the second half of the year.

–

The average price of polymethyl methacrylate increased by 12.3% from the second half of 2020 to the first half of 2021 due to rising international crude oil prices and shipping costs following the COVID-19 pandemic, but the market price is expected to become slightly weaker but remain stable in the second half of the year.

–

The average price of copper, the main raw material for PCB components, increased by 24.7% from the second half of 2020 to the first half of 2021 due to increased industrial activities as a result of the global economic recovery and expansion of the electric vehicle market. However, this upward trend is expected to slow down in the second half of the year due to the stabilization policy of China, the largest country for demand of copper, and the strengthening of the U.S. dollar.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2021 H1(1)	2020(2)	2019(2)
Display	Display panel	Gumi, Paju, Guangzhou	4,432	8,589	9,408

(1)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eigth-generation glass sheets) during the period multiplied by the number of months in the period (i.e., 6 months). The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(2)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months). The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2021 H1(1)	2020(1)	2019(1)
Display	Display panel	Gumi, Paju, Guangzhou	4,092	6,815	8,373

(1)	Based on the production results (input standard) of each plant converted into eighth-generation glass sheets.

B.	Production performance and utilization ratio

(Unit: Hours, except percentages)
Production facilities	Available working hours in 2021 H1	Actual working hours in 2021 H1	Average utilization ratio
Gumi	4,344(1) (24 hours x 181 days)	4,344(1) (24 hours x 181 days)(2)	100.0%
Paju	4,344(1) (24 hours x 181 days)	4,344(1) (24 hours x 181 days)(2)	100.0%
Guangzhou	4,344(1) (24 hours x 181 days)	4,344(1) (24 hours x 181 days)(2)	100.0%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2020, our total capital expenditures on a cash out basis was around mid-~~W~~2 trillion. In 2021, we expect to make investments within our EBITDA and estimate that our total capital expenditures will be in the low-~~W~~4 trillion range.

5.	Sales

A.	Sales performance

(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2021 H1	2020	2019
Display	Products	Display panel	Overseas(1)	13,508	23,287	22,180
			Korea(1)	314	899	1,255

			Total	13,822	24,186	23,435

	Royalty	LCD, OLED technology patent	Overseas(1)	7	14	14
			Korea(1)	0	0	0

			Total	7	14	14

	Others	Raw materials, components, etc.	Overseas(1)	12	24	17
			Korea(1)	8	7	10

			Total	20	30	26

			Overseas(1)	13,527	23,324	22,211
	Total		Korea(1)	322	906	1,265

			Total	13,848	24,230	23,476

(1)	Based on ship-to-party.

B.	Sales organization and sales route

•	As of June 30, 2021, each of our television, IT and mobile businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

•	Sales of our products take place through one of the following two routes:

1) LG Display Headquarters and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

2) LG Display Headquarters and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

•	Sales performance by sales route

Sales performance	Sales route	Ratio
Overseas	Overseas subsidiaries	93.2%
	Headquarters	6.8%
Overseas sales portion (overseas sales / total sales)		97.7%
Korea	Overseas subsidiaries	3.8%
	Headquarters	96.2%
Korea sales portion (Korea sales / total sales)		2.3%

C.	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

D.	Sales strategy

•	As part of our sales strategy for IT products, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally.

•

With respect to television products, we have led the premium television market with our OLED TVs and strengthened the differentiation of our OLED products through unique designs and integration of additional technologies (Wallpaper, Cinematic Sound, Rollable, etc.). We also strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the monitor, notebook computer and tablet markets.

•

With respect to smartphones, commercial products (including interactive whiteboards and video wall displays, among others), industrial products (including aviation and medical equipment, among others) and automobile display products, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, high-reliability, Super Narrow bezel, in-TOUCH and other technologies.

E.	Major customers

•

Customers “A” and “B” each accounted for more than 10% of our sales revenue in each of the first half of 2020 and 2021, and our sales revenue derived from our top ten customers comprised 83% of our total sales revenue in the first half of 2020 and 85% in the first half of 2021.

6.	Purchase Orders

•	We do not have purchase order contracts that recognize unbilled revenue by implementing the cost-based method.

7.	Risk Management and Derivative Contracts

A.	Risk management

(1)	Major market risks

Due to the cyclical nature of the display industry, the selling prices of OLED and TFT-LCD panels may fluctuate continually, and the market position of industry players may be subject to continual changes due to intense competition within the industry.

The selling prices of our products and our profitability are subject to fluctuation due to increases in production capacity of our competitors primarily located in Korea, China, Taiwan and Japan, as well as the operational strategies of such competitors with respect to their production facilities.

Our ability to compete successfully depends on factors including differentiated technology, product development capability, timely investments, adaptable production capabilities, component and raw material supply costs and competitive cost structures.

In addition, our results of operations are subject to exchange rate fluctuations. As our sales of display panels are denominated mainly in U.S. dollars whereas our purchases of raw materials are denominated mainly in U.S. dollars, Japanese Yen and Chinese Yuan, our profit margins may be affected by changes in the exchange rates between the currencies. We strive to minimize the risk relating to foreign currency denominated assets, liabilities and operating cash flows due to exchange rate fluctuations.

(2)	Risk management method

As the average selling prices of OLED and TFT-LCD panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we eliminate such risk by matching foreign currency inflow and outflow by currency. We also continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts.

B.	Derivative contracts

(1)	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Chinese Yuan and the Japanese Yen.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•

In respect of other monetary assets and liabilities denominated in foreign currencies, we have adopted a policy to maintain our net exposure within an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

•

As of the end of the reporting period, in order to avoid risks of interest rate fluctuations and exchange rate fluctuations on foreign currency denominated borrowings with floating interest rates, we entered into an aggregate of $2,025 million in Won/US dollar cross currency swap agreements with Standard Chartered Bank and others, for which we have not applied hedge accounting.

•

Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred.

We recognized a net gain on valuation of derivative instruments in the amount of ~~W~~119 billion with respect to our foreign exchange derivative instruments held during the reporting period.

(2)	Interest rate risks

•

Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•

As of the end of the reporting period, we entered into an aggregate of ~~W~~170 billion in interest rate swap agreements to KB Kookmin Bank and others, for which we have not applied hedge accounting. We recognized a net gain on valuation of derivative instruments in the amount of ~~W~~2 billion with respect to our interest rate derivative instruments held during the reporting period.

8.	Major Contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing/supply agreement	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2025	Patent licensing of OLED related technology

9.	Research & Development (“R&D”)

A.	Summary of R&D-related expenditures

(Unit: In millions of Won, except percentages)
Items		2021 H1	2020	2019
R&D Expenditures (prior to deducting governmental subsidies)		1,024,871	1,740,083	1,776,879
Governmental Subsidies		(228)	(1,524)	(590)
Net R&D-Related Expenditures		1,024,643	1,738,559	1,776,289
Accounting Treatment(1)	R&D Expenses	895,559	1,454,072	1,338,344
	Development Cost (Intangible Assets)	129,084	284,487	437,945
R&D-Related Expenditures / Revenue Ratio(2) (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		7.7%	7.2%	7.6%

(1)

For accounting treatment purposes, R&D expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

(2)	Calculated based on the R&D-related expenditures before subtracting government subsidies (state subsidies).

B.	R&D achievements

Achievements in 2019

(1)	Developed the world’s first ultra large-sized in-TOUCH product (50-inch UHD)

•	World’s first to apply in-TOUCH technology on ultra large-sized products (50-inch and larger)

•	World’s first to apply low temperature PAS to achieve in-TOUCH function

(2)	Developed the world’s first transparent WOLED product (55-inch FHD)

•	Developed WOLED-based Top Emission OLED device and process technology

(3)	Developed the world’s first OLED 8K product (88-inch 8K)

•	Developed gearing technology that secures and compensates aperture ratio for high resolution (8K) product implementation

(4)	Developed the world’s first gaming monitor product applying OLED (55” UHD)

•	Developed 55” UHD gaming monitor product using advantages of OLED (latency, gray to gray, color recall)

(5)	Developed the world’s first curved gaming monitor product applying AH-IPS COT (37.5” WQ+)

•	Developed and produced the world’s first monitor product applying AH-IPS COT

•	Pioneered gaming/curved premium monitor product market

(6)	Developed the world’s first monitor product applying Crystal Sound Display (“CSD”) (27.0” FHD)

•	Developed and produced the world’s first monitor product applying CSD

•	Developed large-sized, front-oriented stereo speaker through the application of exciter and piezo to the bottom cover of the liquid crystal module

(7)	Developed the world’s first automotive product applying plastic OLED (16.9” + 7.2” / 14.2”)

•	Developed and produced the world’s first 1CG multi-display product applying plastic OLED (16.9” + 7.2” / 14.2”)

Achievements in 2020

(1)	Developed the first products in our Guangzhou OLED panel production facility (77” UHD, 48” UHD)

•	Completed the development of the first products in our Guangzhou OLED panel production facility (77” UHD, 48” UHD)

(2)	Developed the world’s first rollable television display product (65” UHD)

•	Introduced a new form factor (from flat to rollable) to the television market

•	Enhanced space utilization through adjusting the display size and ratio based on the purpose of use

(3)	Developed the world’s first 2K zone mini-LED & ultra-slim UHD monitor product

•	Fulfilled customer needs for top quality monitor products and strengthened our market position in the premium market by developing the world’s first differentiated 2K zone product

•	By leveraging early advantage in the underlying mini-LED technology, explored a new revenue source through applying the technology to all IT products

•	Achieved high luminance at HDR 1000 and wide color gamut at 99.8% DCI

Achievements in 2021

(1)	Developed the world’s first bendable OLED television display product (65” UHD)

•	Implemented both flat and bendable forms based on the scene usage and provided diverse form factors to customers

(2)	Developed the world’s first 83” OLED television display product

•	Increased the range of options for customers by developing the new 83” UHD

(3)	Developed the world’s first QHD 240Hz gaming notebook product

•	Developed the world’s first QHD resolution 240Hz high-speed notebook product (obtained panel characteristics through new design and process optimization)

•	Led the QHD high-speed gaming product market

10.	Intellectual Property

As of June 30, 2021, our cumulative patent portfolio (including patents that have already expired) included 22,208 patents in Korea and 29,279 patents in other countries.

11.	Environmental and Safety Matters

In order to minimize the environmental impact of our business activities, we are actively responding to environmental regulations applicable to our products and business sites.

A.	Business environment management

We have installed and operate various types of prevention facilities to minimize the emission of environmental pollutants generated in our production process. With respect to air and water pollutants, we set and manage our internal standard at 70% of the permitted levels under the regulatory emission standards. In addition, in order to establish a resource circulation system, we operate a proprietary system to monitor waste from its generation to treatment, have developed waste treatment technology and identified suitable recycling companies to reduce the amount of waste we generate and maximize recycling.

We are subject to a variety of environmental laws and regulations, and operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. The primary types of environmental laws applicable to us include the following:

(1)	Environmental pollutant emission regulations: Clean Air Conservation Act, Water Quality Conservation Act, Wastes Control Act, Environmental Impact Assessment Act, etc.

(2)	Greenhouse gas emission management: Low Carbon Green Growth Act, Act on the Allocation and Trading of Greenhouse Gas Emission Permits, etc.

(3)	Other workplace environment management: Chemicals Control Act, Chemicals Registration and Evaluation Act, Soil Environment Conservation Act, etc.

In addition, as we were designated a target company for the greenhouse gas emission trading system in 2015, we allocate and monitor our greenhouse gas emissions every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a medium- to long-term goal to reduce the emission level by continually investing in facility improvements and monitoring our emission levels.

In accordance with the Framework Act on Low Carbon, Green Growth, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. In 2015, we implemented the greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for 2020 to the Korean government in March 2021 after it was certified by BSI Korea, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

		(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)
Category	2020	2019	2018
Greenhouse gases	4,748	5,885	6,696
Energy	56,668	62,776	64,296

The decrease in greenhouse gas emissions in 2020 compared to 2019 was due primarily to the introduction of a reduction facility that decomposes fluorinated greenhouse gases used in our manufacturing process, resulting in an overall decrease in emission levels.

As we were designated as a target company for the greenhouse gas emission trading system in 2015, we submit a plan for allocating and monitoring our greenhouse gas emissions to the government every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a short-term goal to reduce the emission level from 2014 to 2022 by 16.8% and a medium- to long-term goal to reduce the emission level from 2014 to 2050 by 75.6%. To achieve this, we are continually investing in facility improvements and monitoring our emission levels.

We are making extensive investments to replace SF6 gas, which is the main component of greenhouse gases, with NF3 gas. In addition, as a short-term strategy, we are actively implementing measures in compliance with the emission trading system. In 2020, we reduced our carbon dioxide greenhouse gas emission levels by 1.44 million tons, which was 0.47 million tons more than our initial target of 0.97 million tons. As our medium- to long-term goal, we plan to develop low-carbon production technologies in order to eliminate greenhouse gas emission during our manufacturing process and to conserve energy.

In order to establish an effective environmental and energy management system, we have acquired and currently operate the environmental management system ISO14001 for all of our domestic and overseas production sites, and we have also obtained energy management system ISO 50001 certifications for our domestic business sites and overseas subsidiaries in Nanjing and Guangzhou.

In recognition of our efforts, we were awarded the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. Since then, we have continued to maintain our excellence in water conservation activities in 2018 and 2020. In addition, our continued efforts to reduce greenhouse gas emissions have been recognized from 2017 to 2020 by becoming the only domestic information technology company to attain the Leadership A level and again receiving carbon management honors by ranking in the top five among all eligible companies. Moreover, in recognition of our efforts to improve our recycling rate and reduce waste, we received a citation in 2020 for being a leading resource circulation company from the Minister of Environment.

B.	Product environment management

In the case of the European Union’s Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, with the adoption of Directive (EU) 2015/863 in 2016, four additional substances (four phthalate substances) have been added to the six already restricted substances, which additional restrictions became effective as of July 22, 2019. In order to address the latent risk elements of the four phthalate substances that became restricted in 2019 and to establish a more stable management system, we implemented in 2016 a preemptive response process with respect to such four phthalate substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement and quality teams.

While Beryllium (Be) has not been designated internationally as a mandatorily restricted substance, it has continued to be the subject of discussion for restriction, and certain of our customers have designated it as a restricted substance not to be used in products. Accordingly, we have completed verification of the parts used in products for customers who have banned the use of Beryllium. We have also conducted verification of the parts used in products for all customers who are expected to implement a ban and we have established a Beryllium verification process for parts in development. Through such efforts, we have established a voluntary hazardous substance response process that can be expanded to products for all customers, not only those who have requested a response.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013. In 2017, in a joint effort with the global product testing/accreditation agency SGS, we became the first display panel company to develop Eco Label, an environmentally friendly accreditation program for television display modules, and have since continuously received the SGS Eco Label accreditation for our OLED television models. For the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP). In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction.

C.	Status of sanctions

Date	Sanctioning Authority	Classification of Sanctioning Authority	Target	Description and Relevant Laws	Sanctions Imposed	Implementation Status
January 18, 2019	Goyang Branch of Uijeongbu District Court	Court	Company and one employee (On-site Safety Manager, Incumbent, 9 years of service)	– Safety incident on January 9, 2018 – Paragraphs 1, 2, 3, 67, and 71 of Article 23 of the Industrial Safety and Health Act	Fine of ~~W~~6 million	– Paid fine – Strengthened safety management standards and training for employees

January 25, 2019	Goyang Branch of Uijeongbu District Court	Court	Company and one officer (CPO)		Fine of ~~W~~2 million

June 12, 2019	Government of Gyeong-gi Province	Administrative Agency	Company	– Deficiencies in self-measurements of emissions for reserve facilities – Article 39 of the Air Quality Management Act	Fine of ~~W~~1.6 million	– Paid fine – Established a monthly self-measurement plan for reserve facilities to prevent recurrence

May 7, 2020	Daegu Regional Environmental Office	Administrative Agency	Company	– Safety incident on April 17, 2020 – Article 13-1 of the Chemical Control Act	Warning	– Strengthened safety management standards and training

May 25, 2020	Daegu Regional Environmental Office	Administrative Agency	Company	– Safety incident on May 14, 2020 – Article 13-2 of the Chemical Control Act	Fine of ~~W~~1.44 million	– Paid fine – Strengthened safety management standards and training

May 25, 2020	National Institute of Chemical Safety	Administrative Agency	Company	– Failure to conduct safety training on hazardous chemicals – Article 33 of the Chemical Control Act	Fine of ~~W~~1.44 million	– Paid fine – Conducted safety training and established a working process that complies with the safety regulations

June 22, 2020	Daegu Regional Environmental Office	Administrative Agency	Company	– Safety incident on May 14, 2020 – Article 13-2 of the Chemical Control Act	Improvement Order	– Submitted a report of compliance with the improvement order – Strengthened safety management standards and training

November 5, 2020	Goyang Branch of Uijeongbu District Court	Court	Company and one officer (CPO)

–  Safety incident on June 24, 2017 (Fine announcement on November 22, 2018, Ruling confirmation on November 5, 2020)

–  Paragraph 1 of Article 23, Provision 2 of Article 66, and Article 71 of the Industrial Safety and Health Act

					Fine of ~~W~~6 million	– Paid fine – Strengthened safety management standards and training for employees to prevent recurrence

January 26, 2021	Gimcheon Branch of Daegu District Court	Court	Company and two employees (Former Head of Safety and Health Management at Gumi facilities (Incumbent, 22 years of service) and Former Working level staff (Incumbent, 21 years of service))	– Safety incidents on April 17, 2020 and May 14, 2020 – Article 59-1 of the Chemical Control Act	Fine of ~~W~~9 million	– Paid fine – Strengthened safety management standards and training

April 12, 2021	Goyang Branch of Ministry of Employment and Labor	Administrative Agency	Company	– Violation of safety information material posting and education requirements – Provision 1 of Article 114 of the Industrial Safety and Health Act	Fine of ~~W~~122.6 million	– Paid fine – Will comply with the corrective orders by September 30, 2021 and submit a report

April 28, 2021	Paju Fire Station	Administrative Agency	Company	– Failure to preserve regular inspection records of firefighting facilities inspection – Provision 1 of Article 18 of the Act on Safety Control of Hazardous Substances	Fine of ~~W~~1.2 million

–  Paid fine

–  Established procedures for conducting regular inspection of dangerous substances according to the inspection checklist and for consulting with administrative agencies in ambiguous situations

In November 2018, in connection with the occurrence of a safety accident in June 2017, the trial court (Goyang Branch of Uijeongbu District Court) ordered a fine of ~~W~~3.0 million on each of us and our chief production officer on the basis of violation of certain provisions of the Industrial Safety and Health Act, which fines were paid in full after such order was confirmed on November 5, 2020. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

In January 2019, in connection with the occurrence of a safety accident, the trial court (Goyang Branch of Uijeongbu District Court) assessed a fine of ~~W~~1 million as a summary order on each of us and our chief production officer pursuant to certain other provisions of the Industrial Safety and Health Act. In addition, in January 2019, the trial court sought a fine of ~~W~~4 million and ~~W~~2 million on us and the employee in charge of on-site safety management, respectively, on the basis of certain other provisions of the Industrial Safety and Health Act. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

In June 2019, the government of Gyeong-gi Province reviewed the operational history and the number of self-measurements of our emission outlets and confirmed that there were certain deficiencies in self-measurements for our reserve facilities. As a result, we were assessed a fine of ~~W~~1.6 million by the government of Gyeong-gi Province, which we subsequently paid, for the violation of Article 39 of the Air Quality Management Act. To prevent the recurrence, we have established a monthly self-measurement plan for our reserve facilities.

In May 2020, we received a warning from Daegu Regional Environmental Office regarding a safety incident that occurred in April 2020 in violation of Article 13-1 of the Chemical Control Act. In addition, in connection with another safety incident that occurred in May 2020, we were assessed an administrative penalty of ~~W~~1.44 million in May 2020 and an improvement order in June 2020, in each case by Daegu Regional Environmental Office, for a violation of Article 13-2 of the Chemical Control Act. We subsequently paid such fine, and we also submitted a report of compliance with such improvement order in July 2020. Regarding these two incidents, Gimcheon Branch of Daegu District Court issued a summary order to assess fines of ~~W~~3 million on each of us and two of our employees (the former head of safety and health management at our Gumi facilities and a former working level staff), which order was subsequently confirmed. In order to prevent recurrence, we are strengthening our safety management standards and employee training efforts.

In May 2020, we were assessed a fine of ~~W~~1.4 million by the National Institute of Chemical Safety for our failure to conduct safety training on hazardous chemicals in violation of Article 33 of the Chemicals Control Act, which we subsequently paid. In order to prevent recurrence, we conducted safety training on hazardous chemicals for the relevant personnel and newly established a working process that complies with safety regulations.

In January 2021, an incident involving a leakage of tetramethylammonium hydroxide chemicals occurred during refurbishment of equipment at one of our plants in Paju, causing bodily harm to workers. Government authorities are currently investigating the cause of such incident. In light of such incident, we plan to implement measures to fundamentally enhance our safety management standards with an aim to ensure health and safety of all workers at our facilities and maintain public trust, including four key safety management initiatives comprising (i) performing detailed safety diagnosis at all of our facilities, (ii) internalizing major hazardous tasks, (iii) developing dedicated personnel for safety- and environment-related matters and strengthening our support to our service providers, and (iv) strengthening the authority and capability of our safety management organizations.

In January 2021, we were audited by the Ministry of Employment and Labor in connection with the occurrence of a safety accident and found to be in violation of Article 114-1 of the Industrial Safety and Health Act relating to supervisory obligations with respect to the posting of safety information material and employee education. As a result, we were issued a corrective order and assessed a fine of ~~W~~122.6 million, which we subsequently paid. We plan to submit a report on the implementation of the corrective order by September 30, 2021.

In April 2021, we were assessed a fine of ~~W~~1.2 million by the Paju Fire Station for failure to preserve regular inspection records of firefighting facilities related to the joint fire inspection by Gyeong-gi-Province Fire and Disaster Headquarters in violation of Article 18-1 of the Act on Safety Control of Hazardous Substances, which we subsequently paid. As a result, we have been conducting regular inspections of dangerous substances according to the inspection checklist related to this, and have taken measures to consult with relevant administrative agencies to the extent there are any ambiguous regulations related to performing inspections in order to prevent any legal issues.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS).

	(Unit: In millions of Won)
Description	As of June 30, 2021	As of December 31, 2020	As of December 31, 2019
Current assets	12,127,015	11,099,470	10,248,315
Quick assets	9,404,198	8,928,814	8,197,160
Inventories	2,722,817	2,170,656	2,051,155
Non-current assets	24,196,674	23,972,053	25,326,248
Investments in equity accounted investees	112,085	114,551	109,611
Property, plant and equipment, net	20,233,242	20,147,051	22,087,645
Intangible assets	1,237,877	1,020,088	873,448
Other non-current assets	2,613,470	2,690,363	2,255,544
Total assets	36,323,689	35,071,523	35,574,563
Current liabilities	12,631,439	11,006,948	10,984,976
Non-current liabilities	9,931,527	11,327,636	12,101,306
Total liabilities	22,562,966	22,334,584	23,086,282
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	8,109,354	7,524,297	7,503,312
Other equity	112,188	(163,446)	(203,021)
Non-controlling interest	1,498,989	1,335,896	1,147,798

Total equity	13,760,723	12,736,939	12,488,281

	(Unit: In millions of Won, except for per share data and number of consolidated entities)
Description	For the six months ended June 30, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Revenue	13,848,331	24,230,124	23,475,567
Operating profit (loss)	1,224,089	(29,117)	(1,359,382)
Profit (loss) from continuing operations	689,645	(70,636)	(2,872,078)
Profit (loss) for the period	689,645	(70,636)	(2,872,078)
Profit (loss) attributable to:
Owners of the Company	591,053	(89,342)	(2,829,705)
Non-controlling interest	98,592	18,706	(42,373)
Basic earnings (loss) per share	1,652	(250)	(7,908)
Diluted earnings (loss) per share	1,652	(250)	(7,908)
Number of consolidated entities	21	21	22

B.	Financial highlights (Based on separate K-IFRS).

	(Unit: In millions of Won)
Description	As of June 30, 2021	As of December 31, 2020	As of December 31, 2019
Current assets	6,980,939	6,948,054	7,081,228
Quick assets	5,167,467	5,529,932	5,554,929
Inventories	1,813,472	1,418,122	1,526,299
Non-current assets	19,884,415	19,757,148	20,301,452
Investments	4,928,070	4,784,828	4,958,308
Property, plant and equipment, net	11,537,763	11,736,673	12,764,175
Intangible assets	1,060,968	887,431	708,047
Other non-current assets	2,357,614	2,348,216	1,870,922
Total assets	26,865,354	26,705,202	27,382,680
Current liabilities	10,856,796	10,180,660	9,140,483
Non-current liabilities	5,575,973	6,261,307	7,576,104
Total liabilities	16,432,769	16,441,967	16,716,587
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	6,392,393	6,223,043	6,625,901
Other equity	0	0	0
Total equity	10,432,585	10,263,235	10,666,093

	(Unit: In millions of Won, except for per share data)
Description	For the six months ended June 30, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Revenue	13,243,203	22,799,273	21,658,329
Operating profit (loss)	461,647	(812,979)	(1,784,245)
Profit (loss) from continuing operations	175,263	(513,262)	(2,639,893)
Profit (loss) for the period	175,263	(513,262)	(2,639,893)
Basic earnings (loss) per share	490	(1,434)	(7,378)
Diluted earnings (loss) per share	490	(1,434)	(7,378)

C.	Consolidated subsidiaries (as of June 30, 2021)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC (1)	Investing in new emerging companies	U.S.A	100%
LG Display High-Tech (China) Co., Ltd.	Manufacturing and sales	China	70%

(1)	During the reporting period, we invested an additional ~~W~~21,242 million in LG Display Fund I LLC.

D.	Status of equity investments (as of June 30, 2021)

(1)	Consolidated subsidiaries

Company	Capital Stock (in millions)	Date of Incorporation	Equity Interest
LG Display America, Inc.	USD 411	September 1999	100%
LG Display Germany GmbH	EUR 1	October 1999	100%
LG Display Japan Co., Ltd.	JPY 95	October 1999	100%
LG Display Taiwan Co., Ltd.	NTD 116	April 1999	100%
LG Display Nanjing Co., Ltd.	CNY 3,020	July 2002	100%
LG Display Shanghai Co., Ltd.	CNY 4	January 2003	100%
LG Display Guangzhou Co., Ltd.	CNY 1,655	June 2006	100%
LG Display Shenzhen Co., Ltd.	CNY 4	July 2007	100%
LG Display Singapore Pte. Ltd.	USD 1	November 2008	100%
L&T Display Technology (Fujian) Limited	CNY 116	December 2009	51%
LG Display Yantai Co., Ltd.	CNY 1,008	March 2010	100%
Nanumnuri Co., Ltd.	KRW 800	March 2012	100%
LG Display (China) Co., Ltd.	CNY 8,232	December 2012	70%
Unified Innovative Technology, LLC	USD 9	March 2014	100%
LG Display Guangzhou Trading Co., Ltd.	CNY 1	April 2015	100%
Global OLED Technology LLC	USD 138	December 2009	100%
LG Display Vietnam Haiphong Co., Ltd.	USD 600	May 2016	100%
Suzhou Lehui Display Co., Ltd.	CNY 637	July 2016	100%
LG Display Fund I LLC (1)	USD 30	May 2018	100%
LG Display High-Tech (China) Co., Ltd.	CNY 15,600	July 2018	70%
MMT (Money Market Trust)	—	January 2018	—

(1)	During the reporting period, we invested an additional ~~W~~21,242 million in LG Display Fund I LLC.
(2)	As of June 30, 2021, we have invested ~~W~~133,300 million in MMT (Money Market Trust).

(2)	Affiliated companies

Company	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	43,874	January 2005	40%
Wooree E&L Co., Ltd.	~~W~~	10,540	June 2008	13%
YAS Co., Ltd.	~~W~~	25,785	April 2002	15%
Avatec Co., Ltd.	~~W~~	20,547	August 2000	15%
Arctic Sentinel, Inc.		—	June 2008	10%
Cynora GmbH	~~W~~	2,609	March 2003	11%
Material Science Co., Ltd.	~~W~~	3,155	January 2014	10%
Nanosys Inc.	~~W~~	5,575	July 2001	4%

Although our respective share interests in Wooree E&L Co., Ltd., YAS Co., Ltd., Avatec Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH, Material Science Co., Ltd. and Nanosys Inc. are below 20%, we are able to exercise significant influence through our right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

For the six months ended June 30, 2020 and 2021, the aggregate amount of dividends we received from our affiliated companies was ~~W~~4,068 million and ~~W~~8,239 million, respectively.

13.	Audit Information

A.	Audit service

	(Unit: In millions of Won, hours)
Description	2021 H1		2019		2018
Auditor	KPMG Samjong		KPMG Samjong		KPMG Samjong
Activity	Audit by independent auditor		Audit by independent auditor		Audit by independent auditor
Compensation(1)	1,470 (550	)(2)	1,410 (540	)(2)	1,280 (500	)(2)
Time required	5,405		19,777		21,194

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

(Unit: In millions of Won, hours)
Period	Date of contract	Description of service	Period of service	Compensation
2021 H1	—	—	—	—
2020	—	—	—	—
2019	July 23, 2019	Issuance of comfort letters	July 23, 2019 ~ August 31, 2019	120

14.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules.

15.	Board of Directors

A.	Members of the board of directors

As of June 30, 2021, our board of directors consisted of two non-outside directors, one non-standing director and four outside directors.

(As of June 30, 2021)
Name	Position	Primary responsibility
James (Hoyoung) Jeong	Representative Director (non-outside), Chief Executive Officer and President	Overall head of business management
Donghee Suh	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Young-Soo Kwon	Director (non-standing)	Chairman of the board of directors
Kun Tai Han	Outside Director	Related to the overall management
Byung Ho Lee (1)	Outside Director	Related to the overall management
Chang-Yang Lee	Outside Director	Related to the overall management
Doocheol Moon (1)	Outside Director	Related to the overall management

(1)	Byung Ho Lee was reappointed for another term as an outside director, and Doocheol Moon was newly appointed as an outside director at the annual general meeting of shareholders held on March 23, 2021.

B.	Committees of the board of directors

We have the following committees that serve under our board of directors: Management Committee, Outside Director Nomination Committee, Audit Committee, ESG Committee and Related Party Transaction Committee.

As of June 30, 2021, the Management Committee consisted of two non-outside directors, James (Hoyoung) Jeong and Donghee Suh.

As of March 23, 2021, the composition of the Outside Director Nomination Committee was as follows.

(As of March 23, 2021)
Committee	Composition	Member
Outside Director Nomination Committee(1)	1 non-standing director and 2 outside directors	Young-Soo Kwon, Byung Ho Lee and Doocheol Moon

(1)

Each of Young-Soo Kwon, Byung Ho Lee and Doocheol Moon was appointed as a member of the outside director nomination committee of the board of directors at the board of directors’ meeting on March 23, 2021.

As of June 30, 2021, the composition of the Audit Committee was as follows.

(As of June 30, 2021)

Committee	Composition	Member
Audit Committee	3 outside directors	Kun Tai Han, Chang-Yang Lee and Doocheol Moon(1)

(1)	Doocheol Moon is the audit committee chairman.

As of the date of this report, the composition of the ESG Committee was as follows.

(As of June 30, 2021)

Committee	Composition	Member
ESG Committee(1)	1 non-standing director and 4 outside directors	Kun Tai Han, Byung Ho Lee, Chang-Yang Lee, Doocheol Moon and James (Hoyoung) Jeong

(1)	The ESG Committee was established on April 26, 2021.

As of the date of this report, the composition of the Related Party Transaction Committee was as follows.

(As of the date of this report)

Committee	Composition	Member
Related Party Transaction Committee(1)	1 non-standing director and 3 outside directors	Kun Tai Han, Byung Ho Lee, Chang-Yang Lee and Donghee Suh

(1)	The Related Party Transaction Committee was established on July 1, 2021.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

All of our current outside directors were nominated by the Outside Director Nomination Committee, and all of our current non-outside directors were nominated by the board of directors.

16.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of June 30, 2021): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of June 30, 2021): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of June 30, 2021:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest shareholder	135,625,000	37.9%
James (Hoyoung) Jeong	Registered director of member company	10,000	0.0%
Donghee Suh	Registered director of member company	9,000	0.0%

(2)	Shareholders who are known to us that own 5% or more of our shares as of June 30, 2021:

Beneficial owner	Number of shares of common stock		Equity interest
LG Electronics	135,625,000		37.90%
National Pension Service	22,671,167	(1)	6.34	% (1)

(1)	As of the public disclosure filing on February 24, 2021.

17.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2021 H1:

	(Unit: person, in millions of Won)
Classification	No. of directors(1)	Amount paid	Per capita average remuneration paid(2)
Non-outside directors	3	914	305
Outside directors who are not audit committee members	1	42	42
Outside directors who are audit committee members	3	133	42
Total	7	1,089	152

(1)	Number of directors as at June 30, 2021.
(2)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the six months ended June 30, 2021.
(3)

Due to the expiration of Mr. Sung-Sik Hwang’s term as a non-outside director and Mr. Doocheol Moon’s nomination as a non-outside director at the annual general meeting of shareholders held on March 23, 2021, the amount paid to non-outside directors includes the remuneration paid to both directors.

(2)	Standards of remuneration paid to non-outside and outside directors

—	Non-outside directors (excluding outside directors and audit committee members)

The remuneration system for non-outside directors consists of base salary, position salary and performance-related pay. The remuneration for non-outside directors is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the non-outside director’s position and job responsibilities.

•	Standards for base salary/position salary: relevant position and job responsibilities, among others

•	Standards for performance-related pay: financial performance of the company and achievement of individual management goals, among others

—	Outside directors, audit committee members and auditor

The remuneration for outside directors, audit committee members and auditor is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the individual’s job responsibilities, among others.

(3)	Remuneration for individual directors and audit committee members

—	Individual amount of remuneration paid in 2021 (among those paid over ~~W~~500 million per year)

		(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
James (Hoyoung) Jeong	Chief Executive Officer	667	—

—	Method of calculation

Name	Method of calculation
James (Hoyoung) Jeong

Total remuneration

•  ~~W~~667 million.

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~60.9 million between January and March and ~~W~~62.4 million between April and June were made.

•  Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~48.7 million between January and June were made.

•  A total of ~~W~~4 million of welfare benefits were paid between January and June in accordance with welfare benefits standards.

(4)	Remuneration for the five highest paid individuals (among those paid over ~~W~~500 million per year)

—	Individual remuneration amount

			(Unit: in millions of Won)
Name	Position	Total remuneration(1)	Payment not included in total remuneration
In Byeong Kang	Advisor	1,637	—
Yeong Giu Hong	Advisory Officer	1,283	—
Yung Keun Choi	Advisor	1,110	—
Jung Sik Shin	Advisor	1,049	—
Sang Yeol Kim	Advisory Officer	1,047	—

(1)	Calculated based on the total amount of remuneration for 2021.

—	Method of calculation

Name	Method of calculation
In Byeong Kang(1)

Total remuneration

•  ~~W~~1,637 million (consisting of ~~W~~179 million in salary and ~~W~~1,458 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~34.5 million between January and March and ~~W~~24.2 million between April and June were made.

•  A total of ~~W~~3.7 million of welfare benefits were paid between January and June in accordance with other welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (15 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Yeong Giu Hong(1)

Total remuneration

•  ~~W~~1,283 million (consisting of ~~W~~137 million in salary and ~~W~~1,146 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~29.6 million between January and March and ~~W~~14.8 million between April and June were made.

•  A total of ~~W~~3.3 million of welfare benefits were paid between January and June in accordance with other welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (14 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Yung Keun Choi(1)

Total remuneration

•  ~~W~~1,110 million. (consisting of ~~W~~156 million in salary and ~~W~~954 million in retirement pay)

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~29.6 million between January and March and ~~W~~20.7 million between April and June were made.

•  A total of ~~W~~4.7 million of welfare benefits were paid between January and June in accordance with other welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (12 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Jung Sik Shin(1)

Total remuneration

•  ~~W~~1,049 million (consisting of ~~W~~154 million in salary and ~~W~~895 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~29.6 million between January and March and ~~W~~20.7 million between April and June were made.

•  A total of ~~W~~3.0 million of welfare benefits were paid between January and June in accordance with other welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (11 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Sang Yeol Kim(1)

Total remuneration

•  ~~W~~1,047 million (consisting of ~~W~~137 million in salary and ~~W~~910 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~29.6 million between January and March and ~~W~~14.8 million between April and June were made.

•  A total of ~~W~~4.4 million of welfare benefits were paid between January and June in accordance with other welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (11 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

(1)	Mssrs. In Byeong Kang, Yeong Giu Hong, Yung Keun Choi, Jung Sik Shin and Sang Yeol Kim are former officers who retired from our company effective as of March 31, 2021.

(5)	Stock options

Not applicable.

B.	Employees

As of June 30, 2021, we had 26,567 employees (excluding our directors). On average, our male employees have served 12.1 years and our female employees have served 10.0 years. The total amount of salary paid to our employees for the six months ended June 30, 2021 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~935,031 million for our male employees and ~~W~~128,800 million for our female employees. The following table provides details of our employees as of June 30, 2021:

	(Unit: person, in millions of Won, year)
	Number of employees(1)	Total salary in 2021(2)(3)(4)	Average salary per capita(5)	Average years of service
Male	22,419	935,031	42	12.1
Female	4,095	128,800	31	10.0
Total	26,514	1,063,831	41	11.8

(1)	Includes part-time employees hired for temporary needs or to serve as temporary replacements for employees on parental leave.
(2)

Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the six months ended June 30, 2021 was ~~W~~176,969 million and the per capita welfare benefit provided was ~~W~~6.8 million.

(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the sum of the average monthly salary.

C.	Remuneration for executive officers (excluding directors)

.	(Unit: person, in millions of Won)
Number of executive officers	Total salary in 2021	Average salary per capita(1)
93	16,991	168

(1)	Calculated using the sum of the average monthly salary.

18.	Other Matters

A.	Legal proceedings

We are a defendant in three separate civil lawsuits (comprising one damages claim in the United Kingdom filed by private plaintiffs, one damages claim in Israel filed by private plaintiffs and one unjust enrichment claim in the United States filed by the Commonwealth of Puerto Rico) filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants. In each of these cases, the amount being sought has not been determined, and no trial has been scheduled. While the expected outcome of each of these cases is unclear, we do not believe that any of these cases would have a material effect on our financial conditions.

We have also been a defendant in four patent infringement lawsuits (two in the United States, one in Germany and one in China) filed against us and certain other set manufacturers by Solas OLED Ltd. With respect to each of these cases, we have entered into a Settlement and License Agreement with the plaintiff in December 2020. The plaintiff withdrew its claims in all four cases between January and March 2021.

B.	Material events subsequent to the reporting period

None.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2021 and 2020

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of June 30, 2021, the condensed consolidated interim statements of comprehensive income (loss) for the three-month and six-month periods ended June 30, 2021 and 2020, and statements of changes in equity and cash flows for the six-month periods ended June 30, 2021 and 2020, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We audited the consolidated statement of financial position as of December 31, 2020 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated March 3, 2021, expressed an unmodified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2020, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 12, 2021

This report is effective as of August 12, 2021 the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of June 30, 2021 and December 31, 2020

(In millions of won)	Note	June 30, 2021		December 31, 2020
Assets
Cash and cash equivalents	4, 25	~~W~~	3,614,268	4,218,099
Deposits in banks	4, 25		702,507	78,652
Trade accounts and notes receivable, net	5, 14, 25, 27		4,208,108	3,517,512
Other accounts receivable, net	5, 25		77,962	144,480
Other current financial assets	6, 25		49,079	52,403
Inventories	7		2,722,817	2,170,656
Prepaid income taxes	23		142	114,202
Other current assets	5		752,132	803,466

Total current assets			12,127,015	11,099,470

Deposits in banks	4, 25		11	11
Investments in equity-accounted investees	8		112,085	114,551
Other non-current financial assets	6, 25		83,663	68,231
Property, plant and equipment, net	9, 17		20,233,242	20,147,051
Intangible assets, net	10, 17		1,237,877	1,020,088
Deferred tax assets	23		2,267,255	2,273,677
Defined benefit assets, net	12		143,639	224,997
Other non-current assets			118,902	123,447

Total non-current assets			24,196,674	23,972,053

Total assets		~~W~~	36,323,689	35,071,523

Liabilities
Trade accounts and notes payable	25, 27	~~W~~	3,736,582	3,779,290
Current financial liabilities	11, 25		4,455,377	3,195,024
Other accounts payable	25		3,262,525	2,781,941
Accrued expenses			757,956	651,880
Income tax payable			19,821	25,004
Provisions	13		196,497	197,468
Advances received	14		153,202	333,821
Other current liabilities			49,479	42,520

Total current liabilities			12,631,439	11,006,948

Non-current financial liabilities	11, 25		9,499,147	11,124,846
Non-current provisions	13		94,299	89,633
Defined benefit liabilities, net	12		1,528	1,498
Deferred tax liabilities	23		8,491	9,530
Other non-current liabilities			328,062	102,129

Total non-current liabilities			9,931,527	11,327,636

Total liabilities			22,562,966	22,334,584

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			8,109,354	7,524,297
Reserves	15		112,188	(163,446)

Total equity attributable to owners of the Controlling Company			12,261,734	11,401,043

Non-controlling interests			1,498,989	1,335,896

Total equity			13,760,723	12,736,939

Total liabilities and equity		~~W~~	36,323,689	35,071,523

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month and six-month periods ended June 30, 2021 and 2020

(In millions of won, except earnings per share)	Note	For the three-month periods ended June 30			For the six-month periods ended June 30
		2021		2020	2021	2020
Revenue	16, 17, 27	~~W~~	6,965,570	5,307,021	13,848,331	10,031,270
Cost of sales	7, 18, 27		(5,515,513)	(5,178,834)	(11,166,809)	(9,624,930)

Gross profit			1,450,057	128,187	2,681,522	406,340

Selling expenses	18,19		(236,046)	(163,791)	(452,651)	(363,645)
Administrative expenses	18,19		(217,840)	(193,902)	(433,896)	(367,191)
Research and development expenses	18		(295,111)	(287,517)	(570,886)	(554,446)

Operating profit (loss)			701,060	(517,023)	1,224,089	(878,942)

Finance income	22		44,101	103,536	256,984	346,734
Finance costs	22		(193,071)	(142,464)	(612,710)	(356,302)
Other non-operating income	21		112,477	182,637	591,428	724,468
Other non-operating expenses	18, 21		(116,506)	(299,365)	(589,724)	(806,243)
Equity in income of equity-accounted investees, net			1,963	3,732	3,250	6,465

Profit (loss) before income tax			550,024	(668,947)	873,317	(963,820)
Income tax expense (benefit)	23		126,190	(165,117)	183,672	(261,093)

Profit (loss) for the period			423,834	(503,830)	689,645	(702,727)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(3,347)	(1,208)	(7,941)	(3,782)
Other comprehensive income (loss) from associates			(2)	(52)	(83)	39
Related income tax	12		855	310	2,028	972

			(2,494)	(950)	(5,996)	(2,771)

Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations			101,345	(43,734)	341,700	230,169
Other comprehensive income (loss) from associates			(1,063)	1,397	(1,565)	2,992

			100,282	(42,337)	340,135	233,161

Other comprehensive income (loss) for the period, net of income tax			97,788	(43,287)	334,139	230,390

Total comprehensive income (loss) for the period		~~W~~	521,622	(547,117)	1,023,784	(472,337)

Profit (loss) attributable to:
Owners of the Controlling Company			363,041	(489,121)	591,053	(688,112)
Non-controlling interests			60,793	(14,709)	98,592	(14,615)

Profit (loss) for the period		~~W~~	423,834	(503,830)	689,645	(702,727)

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			439,754	(514,853)	860,691	(486,525)
Non-controlling interests			81,868	(32,264)	163,093	14,188

Total comprehensive income (loss) for the period		~~W~~	521,622	(547,117)	1,023,784	(472,337)

Earnings (loss) per share (in won)
Basic and diluted earning (loss) per share	24	~~W~~	1,015	(1,367)	1,652	(1,923)

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the six-month periods ended June 30, 2021 and 2020

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balances at January 1, 2020	~~W~~	1,789,079	2,251,113	7,503,312	(203,021)	11,340,483	1,147,798	12,488,281

Total comprehensive income (loss) for the year
Loss for the period		—	—	(688,112)	—	(688,112)	(14,615)	(702,727)

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(2,810)	—	(2,810)	—	(2,810)
Foreign currency translation differences		—	—	—	201,366	201,366	28,803	230,169
Other comprehensive income from associates		—	—	39	2,992	3,031	—	3,031

Total other comprehensive income (loss)		—	—	(2,771)	204,358	201,587	28,803	230,390

Total comprehensive income (loss) for the period	~~W~~	—	—	(690,883)	204,358	(486,525)	14,188	(472,337)

Transaction with owners, recognized directly in equity
Capital contribution from non-controlling interests		—	—	(59)	475	416	84,413	84,829

Balances at June 30, 2020	~~W~~	1,789,079	2,251,113	6,812,370	1,812	10,854,374	1,246,399	12,100,773

Balances at January 1, 2021	~~W~~	1,789,079	2,251,113	7,524,297	(163,446)	11,401,043	1,335,896	12,736,939

Total comprehensive income (loss) for the period
Profit for the period		—	—	591,053	—	591,053	98,592	689,645

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(5,913)	—	(5,913)	—	(5,913)
Foreign currency translation differences		—	—	—	277,199	277,199	64,501	341,700
Other comprehensive loss from associates		—	—	(83)	(1,565)	(1,648)	—	(1,648)
Total other comprehensive income (loss)		—	—	(5,996)	275,634	269,638	64,501	334,139
Total comprehensive income for the period	~~W~~	—	—	585,057	275,634	860,691	163,093	1,023,784
Balances at June 30, 2021	~~W~~	1,789,079	2,251,113	8,109,354	112,188	12,261,734	1,498,989	13,760,723

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the six-month periods ended June 30, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from operating activities:
Profit (loss) for the period		~~W~~	689,645	(702,727)
Adjustments for:
Income tax expense (benefit)	23		183,672	(261,093)
Depreciation and amortization	18		2,166,229	1,921,928
Gain on foreign currency translation			(98,915)	(104,474)
Loss on foreign currency translation			116,770	175,139
Expenses related to defined benefit plans	12		72,120	80,274
Gain on disposal of property, plant and equipment			(3,163)	(9,046)
Loss on disposal of property, plant and equipment			18,220	18,619
Impairment loss on property, plant and equipment			8,605	9,326
Reversal of impairment loss on property, plant and equipment			(532)	—
Loss on disposal of intangible assets			—	7
Impairment loss on intangible assets			8,719	30,511
Reversal of impairment loss on intangible assets			(830)	(600)
Expense on increase of provisions			121,708	113,120
Finance income			(206,296)	(266,116)
Finance costs			559,672	304,419
Equity in income of equity-accounted investees, net	8		(3,250)	(6,465)
Other income			—	(17,332)
Other expenses			15,445	72,655

			2,958,174	2,060,872
Changes in:
Trade accounts and notes receivable			(588,119)	(215,123)
Other accounts receivable			66,444	112,422
Inventories			(532,788)	8,518
Lease receivables			2,407	2,707
Other current assets			80,894	(69,266)
Other non-current assets			(28,864)	(44,245)
Trade accounts and notes payable			(92,033)	898,742
Other accounts payable			179,003	(592,911)
Accrued expenses			116,825	(94,148)
Provisions			(118,013)	(126,836)
Other current liabilities			(236)	(40,504)
Defined benefit liabilities, net			1,369	(6,227)
Advances received			(67,619)	(35,783)
Other non-current liabilities			26	6,372

			(980,704)	(196,282)

Cash generated from operating activities			2,667,115	1,161,863
Income taxes paid			(47,943)	(156,159)
Interests received			40,026	33,324
Interests paid			(249,658)	(291,395)

Net cash provided by operating activities		~~W~~	2,409,540	747,633

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the six-month periods ended June 30, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from investing activities:
Dividends received		~~W~~	4,068	8,239
Increase in deposits in banks			(623,813)	(7,452)
Proceeds from withdrawal of deposits in banks			6,752	7,957
Acquisition of financial asset at fair value through profit or loss			(10,122)	(29)
Proceeds from disposal of financial asset at fair value through profit or loss			385	90
Proceeds from disposal of financial assets at fair value through other comprehensive income			24	6
Proceeds from disposal of investments in equity-accounted investees			1,200	1,200
Acquisition of property, plant and equipment			(1,435,110)	(1,829,385)
Proceeds from disposal of property, plant and equipment			6,455	275,436
Acquisition of intangible assets			(287,308)	(216,218)
Proceeds from disposal of intangible assets			—	300
Government grants received			49,693	19,035
Receipt from (payment for) settlement of derivatives			(21,789)	27,551
Proceeds from collection of short-term loans			9,595	7,759
Increase in long-term loans			(12,918)	—
Increase in deposits			(151)	(1,115)
Decrease in deposits			2,308	1,217
Proceeds from disposal of other assets			—	11,000

Net cash used in investing activities			(2,310,731)	(1,694,409)

Cash flows from financing activities:	26
Proceeds from short-term borrowings			2,015,381	1,599,298
Repayments of short-term borrowings			(1,489,145)	(1,267,503)
Proceeds from issuance of bonds			—	49,949
Proceeds from long-term borrowings			362,760	1,294,452
Repayments of current portion of long-term borrowings and bonds			(1,701,498)	(646,786)
Payment of lease liabilities			(32,105)	(34,443)
Capital contribution from non-controlling interests			—	84,829

Net cash provided by (used in) financing activities			(844,607)	1,079,796

Net increase (decrease) in cash and cash equivalents			(745,798)	133,020
Cash and cash equivalents at January 1			4,218,099	3,336,003
Effect of exchange rate fluctuations on cash held			141,967	51,780

Cash and cash equivalents at June 30		~~W~~	3,614,268	3,520,803

See accompanying notes to the consolidated interim financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of June 30, 2021, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of June 30, 2021, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of June 30, 2021, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of June 30, 2021, there are 15,031,608 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of June 30, 2021

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD 411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	October 15, 1999	Sell display products	EUR 1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY 95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	NTD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY 3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY 4
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY 1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	July 27, 2007	Sell display products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	November 4, 2008	Sell display products	USD 1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	December 7, 2009	Manufacture and sell LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	March 17, 2010	Manufacture display products	CNY 1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW 800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY 8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY 1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture display products	USD 600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY 637
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD 30
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70%	December 31	July 11, 2018	Manufacture and sell display products	CNY 15,600

(*)

For the six-month period ended June 30, 2021, the Controlling Company contributed ~~W~~21,242 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Controlling Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

In addition to the above subsidiaries, the Controlling Company has invested ~~W~~133,300 million in MMT (Money Market Trust), which is controlled by the Controlling Company.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2020.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets.

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates. The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2020, except for the application of K-IFRS No. 1034, Interim Financial Reporting.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	June 30, 2021		December 31, 2020
Current assets
Cash and cash equivalents
Cash	~~W~~	1,205	156
Demand deposits		3,613,063	4,217,943

	~~W~~	3,614,268	4,218,099

Deposits in banks
Time deposits	~~W~~	2,500	1,800
Restricted deposits (*)		700,007	76,852

	~~W~~	702,507	78,652

Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

	~~W~~	4,316,786	4,296,762

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Group’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, restricted deposits pledged to guarantee a subsidiary’s borrowings and others.

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a)	Trade accounts and notes receivable as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	June 30, 2021		December 31, 2020
Due from third parties	~~W~~	3,471,879	3,054,471
Due from related parties		736,229	463,041

	~~W~~	4,208,108	3,517,512

(b)	Other accounts receivable as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	June 30, 2021		December 31, 2020
Current assets
Non-trade receivables, net	~~W~~	72,719	140,616
Accrued income		5,243	3,864

	~~W~~	77,962	144,480

Due from related parties included in other accounts receivable as of June 30, 2021 and December 31, 2020 are ~~W~~232 million and ~~W~~21,189 million, respectively.

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	4,209,043	77,097	(1,558)	(1,761)
1-15 days past due		623	154	—	(1)
16-30 days past due		—	33	—	—
31-60 days past due		—	1,607	—	(16)
More than 60 days past due		—	961	—	(112)

	~~W~~	4,209,666	79,852	(1,558)	(1,890)

	December 31, 2020
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,516,891	143,674	(1,047)	(1,740)
1-15 days past due		1,638	1,023	—	(8)
16-30 days past due		30	522	—	—
31-60 days past due		—	782	—	(8)
More than 60 days past due		—	257	—	(22)

	~~W~~	3,518,559	146,258	(1,047)	(1,778)

Movements in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the six-month period ended June 30, 2021 and the year ended December 31, 2020 are as follows:

	2021			2020
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	1,047	1,778	460	3,322
(Reversal of) bad debt expense		511	112	587	(480)
Write-off		—	—	—	(1,064)

Balance at the end of the reporting period	~~W~~	1,558	1,890	1,047	1,778

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(d)	Other current assets as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	June 30, 2021		December 31, 2020
Advanced payments	~~W~~	53,730	34,808
Prepaid expenses		77,853	63,972
Value added tax refundable		614,463	693,623
Right to recover returned goods		6,086	11,063

	~~W~~	752,132	803,466

6.	Other Financial Assets

Other financial assets as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	June 30, 2021		December 31, 2020
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	~~W~~	6,648	9,252
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	4	24
Financial assets carried at amortized cost
Deposits	~~W~~	11,822	8,696
Short-term loans		24,278	28,491
Lease receivables		6,327	5,940

	~~W~~	42,427	43,127

	~~W~~	49,079	52,403

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	24,476	13,223
Convertible securities		2,419	2,377
Derivatives(*)		6,785	111

	~~W~~	33,680	15,711

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	44	48
Financial assets carried at amortized cost
Deposits	~~W~~	20,093	22,251
Long-term loans		15,946	13,899
Lease receivables		13,900	16,322

	~~W~~	49,939	52,472

	~~W~~	83,663	68,231

(*)

Represents valuation gain from cross currency interest rate swap contracts related to foreign currency denominated borrowings and bonds and others. The contracts are not designated as hedging instruments.

7.	Inventories

Inventories as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	June 30, 2021		December 31, 2020
Finished goods	~~W~~	928,538	785,282
Work-in-process		1,059,772	733,071
Raw materials		575,938	491,432
Supplies		158,569	160,871

	~~W~~	2,722,817	2,170,656

For the six-month periods ended June 30, 2021 and 2020, the amounts of inventories recognized as cost of sales including inventory write-downs and usage of inventory write-downs are as follows:

(In millions of won)	2021		2020
Inventories recognized as cost of sales	~~W~~	11,166,809	9,624,930
Including: inventory write-downs		183,603	362,468
Including: usage of inventory write-downs		(213,932)	(472,885)

There were no significant reversals of inventory write-downs recognized during the six-month periods ended June 30, 2021 and 2020.

8.	Investments in Equity-Accounted Investees

Associates as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won) Associates	Location	Fiscal year end	Date of incorporation	Business	June 30, 2021			December 31, 2020
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture glass for display	40%	~~W~~	43,874	40%	~~W~~	47,262
WooRee E&L Co., Ltd.	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	13%		10,540	14%		10,540
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		25,785	15%		24,493
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell glass for display	15%		20,547	14%		20,196
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	11%		2,609	12%		2,609

8.	Investments in Equity-Accounted Investees, Continued

(In millions of won) Associates	Location	Fiscal year end	Date of incorporation	Business	June 30, 2021			December 31, 2020
					Percentage of ownership	Carrying Amount		Percentage of ownership	Carrying amount
Material Science Co., Ltd.	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	~~W~~	3,155	10%	~~W~~	3,791
Nanosys Inc.	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display	4%		5,575	3%		5,660

						~~W~~	112,085		~~W~~	114,551

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH, Material Science Co., Ltd. and Nanosys Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividends income recognized from equity method investees for the six-month periods ended June 30, 2021 and 2020 amounted to ~~W~~4,068 million and ~~W~~8,239 million, respectively.

9.	Property, Plant and Equipment

For the six-month periods ended June 30, 2021 and 2020, the Group purchased property, plant and equipment of ~~W~~1,710,759 million and ~~W~~1,193,675 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~31,534 million and 4.42%, and ~~W~~143,782 million and 4.14% for the six-month periods ended June 30, 2021 and 2020, respectively. In addition, for the six-month periods ended June 30, 2021 and 2020, the Group recognized the right-of-use asset for use of vehicles, machinery and others of ~~W~~19,975 million and ~~W~~23,175 million, respectively. Also, for the six-month periods ended June 30, 2021 and 2020, the Group disposed of property, plant and equipment with carrying amounts of ~~W~~19,947 million and ~~W~~67,341 million, respectively, and recognized ~~W~~3,163 million and ~~W~~18,220 million, respectively, as gain and loss on disposal of property, plant and equipment for the six-month period ended June 30, 2021 (gain and loss on disposal of property, plant and equipment for the six-month period ended June 30, 2020: ~~W~~9,046 million and ~~W~~18,619 million, respectively).

10.	Intangible Assets

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of June 30, 2021 and December 31, 2020 are ~~W~~316,683 million and ~~W~~301,953 million, respectively. For the six-month period ended June 30, 2021 and 2020, the Group recognized an impairment loss amounting to ~~W~~8,719 million and ~~W~~29,838 in connection with development projects.

11.	Financial Liabilities

(a)	Financial liabilities as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	June 30, 2021		December 31, 2020
Current
Short-term borrowings	~~W~~	946,601	394,906
Current portion of long-term borrowings and bonds		3,455,544	2,705,709
Derivatives (*)		17,010	58,875
Lease liabilities		36,222	35,534

	~~W~~	4,455,377	3,195,024

Non-current
Won denominated borrowings	~~W~~	2,254,250	2,435,000
Foreign currency denominated borrowings		5,572,940	6,584,658
Bonds		1,588,897	1,948,541
Derivatives (*)		33,972	108,750
Lease liabilities		49,088	47,897

	~~W~~	9,499,147	11,124,846

(*)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(b)	Short-term borrowings as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won, USD) Lender	Annual interest rate as of June 30, 2021 (%)(*)	June 30, 2021		December 31, 2020
Standard Chartered Bank Korea Limited	12ML + 1.68	~~W~~	339,000		326,400
Standard Chartered Bank Vietnam and others	3ML + 0.80		607,601		68,506

Foreign currency equivalent		USD	838	USD	363

		~~W~~	946,601		394,906

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

11.	Financial Liabilities, Continued

(c) Won denominated long-term borrowings as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won) Lender	Annual interest rate as of June 30, 2021 (%)(*)	June 30, 2021		December 31, 2020
Woori Bank	—	~~W~~	—	60
Korea Development Bank and others	CD rate (91days) + 1.00~1.60, 1.90~3.25		2,653,750	3,272,500
Less current portion of long-term borrowings			(399,500)	(837,560)

		~~W~~	2,254,250	2,435,000

(*)	CD represents certificate of deposit.

(d)	Foreign currency denominated long-term borrowings as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won, USD and CNY) Lender	Annual interest rate as of June 30, 2021 (%)(*)	June 30, 2021		December 31, 2020
The Export-Import Bank of Korea and others	3ML+0.75~2.40, 6ML+1.25~1.35 1.82	~~W~~	1,836,250		1,680,960
China Construction Bank and others	USD: 3ML+0.65~1.43, CNY: LPR(5Y)+0.34, LPR(1Y) -0.20~+0.30, 4.20		5,705,487		5,948,472

Foreign currency equivalent		USD	2,727	USD	2,742
		CNY	25,510	CNY	27,825
Less current portion of long-term borrowings			(1,968,797)		(1,044,774)

		~~W~~	5,572,940		6,584,658

(*)	LPR represents Loan Prime Rate of People’s Bank of China.

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won and USD)	Maturity	Annual interest rate as of June 30, 2021 (%)	June 30, 2021		December 31, 2020
Won denominated bonds at amortized cost (*1)
Publicly issued bonds	October 2021 ~ February 2024	1.95~2.95	~~W~~	1,020,000		1,320,000
Privately issued bonds	May 2022 ~ May 2033	3.25~4.25		160,000		160,000

Less discount on bonds				(1,207)		(1,798)
Less current portion				(749,523)		(499,796)

			~~W~~	429,270		978,406

Foreign currency denominated bonds at amortized cost (*2)
Publicly issued bonds	November 2021	3.88	~~W~~	339,000		326,400
Privately issued bonds	April 2023	3ML+1.47		113,000		108,800

Foreign currency equivalent			USD	400	USD	400
Less discount on bonds				(1,556)		(3,161)

Less current portion				(337,724)		(323,579)

			~~W~~	112,720		108,460
Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds	August 2024	1.50	~~W~~	1,046,907		861,675

Foreign currency equivalent			USD	926	USD	792

			~~W~~	1,588,897		1,948,541

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued by the Controlling Company and outstanding as of June 30, 2021 are as follows:

(In won, USD)
Description
Type	Unsecured foreign currency denominated convertible bonds

Issuance amount	USD 687,800,000

Annual interest rate (%)	1.50

Issuance date	August 22, 2019

Maturity date	August 22, 2024

Interest payment	Payable semi-annually in arrear until maturity date

Principal redemption	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Early redemption:

The Controlling Company has a right to redeem before maturity (call option) and the bondholders have a right to require the Controlling Company to redeem before maturity (put option). At exercise of each option, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~19,845 per common share (subject to adjustment based on diluted effects of certain events)

Conversion period	From August 23, 2020 to August 12, 2024

Redemption at the option of the issuer (Call option)

•  On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

•  The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

•  In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the third anniversary from the issuance date

The Controlling Company designated the convertible bonds as financial liabilities at fair value through profit or loss and recognized the change in fair value in profit or loss. The Controlling Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of June 30, 2021 is as follows:

(In won and No. of shares)	June 30, 2021
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,845
Number of common shares to be issued at conversion		40,988,998

12.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or certain subsidiaries.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	June 30, 2021		December 31, 2020
Present value of partially funded defined benefit obligations	~~W~~	1,442,873	1,397,542
Fair value of plan assets		(1,584,984)	(1,621,041)

	~~W~~	(142,111)	(223,499)

Defined benefit liabilities, net	~~W~~	1,528	1,498
Defined benefit assets, net	~~W~~	143,639	224,997

(b)	Expenses related to defined benefit plans recognized in profit or loss for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won)	2021		2020	2021	2020
Current service cost	~~W~~	37,714	40,828	75,067	81,827
Net interest cost		(1,473)	(777)	(2,947)	(1,553)

	~~W~~	36,241	40,051	72,120	80,274

(c)	Plan assets as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	June 30, 2021		December 31, 2020
Guaranteed deposits in banks	~~W~~	1,584,984	1,621,041

As of June 30, 2021, the Controlling Company maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., KB Insurance Co., Ltd. and others.

(d)	Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won)	2021		2020	2021	2020
Remeasurements of net defined benefit liabilities	~~W~~	(3,347)	(1,208)	(7,941)	(3,782)
Tax effect		855	310	2,028	972

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(2,492)	(898)	(5,913)	(2,810)

13.	Provisions

Changes in provisions for the six-month period ended June 30, 2021 are as follows:

(In millions of won)	Warranties (*)		Others	Total
Balance at January 1, 2021	~~W~~	272,195	14,906	287,101
Additions (reversal)		121,708	(6,434)	115,274
Usage		(111,579)	—	(111,579)

Balance at June 30, 2021	~~W~~	282,324	8,472	290,796

Current	~~W~~	188,025	8,472	196,497
Non-current	~~W~~	94,299	—	94,299

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Group’s warranty obligation.

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Group and other TFT-LCD manufacturers alleging violations of EU competition law. While the Group continues its vigorous defense of the various pending proceedings described above, as of June 30, 2021, the Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Solas OLED Ltd. Litigations

Between April 2019 and September 2020, Solas OLED Ltd. filed altogether four patent infringement actions, with two in the United States District Court for the Western District of Texas, one in the Mannheim District Court in Germany and one in the Beijing Intellectual Property Court in China, against the Controlling Company and television manufacturers. The actions in the United States and Germany also included the Controlling Company’s subsidiaries, LG Display America, Inc. and LG Display Germany GmbH, as defendants, respectively. In December 2020, the parties reached an agreement to amicably settle all claims and all patent infringement actions have been formally dismissed during the six-month period ended June 30, 2021.

Others

The Group is involved in various lawsuits and disputes in addition to the pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,065 million (~~W~~ 1,203,450 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of June 30, 2021, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

14.	Contingent Liabilities and Commitments, Continued

The Controlling Company and overseas subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables that could be sold under the agreements and the amount of sold but not yet due accounts receivables by contract are as follows:

(In millions of USD and KRW)
		Credit limit			Not yet due
Classification	Financial institutions	Contractual amount		KRW equivalent	Contractual amount		KRW equivalent
Controlling Company	Shinhan Bank	KRW	90,000	90,000		—	—
		USD	60	67,800		—	—
	Sumitomo Mitsui Banking Corporation	USD	20	22,600		—	—
	MUFG Bank	KRW	17,000	17,000		—	—
		USD	160	180,800	USD	10	11,336
	BNP Paribas	USD	65	73,450		—	—
	ING Bank	USD	90	101,700		—	—

		USD	395		USD	10

		KRW	107,000	553,350		—	11,336

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	337	380,245	USD	50	56,466

LG Display Taiwan Co., Ltd.	BNP Paribas	USD	15	16,950		—	—
	Australia and New Zealand Banking Group Ltd.	USD	70	79,100		—	—
	KGI Bank Co., Ltd.	USD	30	33,900		—	—

LG Display Germany GmbH	BNP Paribas	USD	135	152,550	USD	50	56,564
	Commerzbank AG	USD	4	4,109	USD	3	3,758
	DZ Bank AG	USD	14	15,907	USD	4	5,015
	UniCredit Bank	USD	1	1,381	USD	1	1,381

LG Display America, Inc.	Hong Kong & Shanghai Banking Corp.	USD	400	452,000	USD	155	175,150
	Standard Chartered Bank	USD	600	678,000	USD	187	210,859
	Sumitomo Mitsui Banking Corporation	USD	150	169,500	USD	20	22,600

LG Display Japan Co., Ltd.	Chelsea Capital Corporation Tokyo Branch	USD	120	135,600		—	—

LG Display Guangzhou Trading Co., Ltd.	KEB Hana Bank (China) Company Limited	USD	30	33,900	USD	20	22,291

		USD	1,906	2,153,142	USD	490	554,084

		USD	2,301		USD	500
		KRW	107,000	2,706,492		—	565,420

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

14.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of June 30, 2021, the Group entered into agreements with financial institutions in relation to opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won and USD)	Contractual amount	KRW equivalent
KEB Hana Bank	USD 150	~~W~~	169,500
Sumitomo Mitsui Banking Corporation	USD 50		56,500
Industrial Bank of Korea	USD 100		113,000
Industrial and Commercial Bank of China	USD 200		226,000
Shinhan Bank	USD 400		452,000
KB Kookmin Bank	USD 100		113,000
MUFG Bank	USD 100		113,000
The Export–Import Bank of Korea	USD 200		226,000
Standard Chartered Bank	USD 300		339,000

	USD 1,600	~~W~~	1,808,000

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 100 million (~~W~~113,000 million) from KB Kookmin Bank for other accounts payable related to the long-term supply agreements. The Controlling Company also obtained payment guarantees amounting to USD 306 million (~~W~~345,568 million) from Korea Development Bank for foreign currency denominated bonds and USD 2 million (~~W~~2,260 million) from Shinhan Bank for value added tax payments in Poland.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank and other various banks amounting to CNY 659 million (~~W~~115,220 million), JPY 900 million (~~W~~9,199 million), EUR 2.5 million (~~W~~3,361 million), VND 49,694 million (~~W~~2,440 million), and USD 0.5 million (~~W~~565 million), respectively, for their local tax payments and utility payments.

License agreements

As of June 30, 2021, the Group has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation in relation to its OLED business. Also, the Group has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of June 30, 2021.

Pledged Assets

In connection with the borrowings amounting to CNY 17,820 million (~~W~~3,115,649 million) from China Construction Bank Corporation and others, as of June 30, 2021, the Group is providing its property, plant and equipment with carrying amount of ~~W~~664,370 million as pledged assets.

15.	Share Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000) and, as of June 30, 2021 and December 31, 2020, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2020 to June 30, 2021.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of equity-accounted investees.

Reserves as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	June 30, 2021		December 31, 2020
Foreign currency translation differences for foreign operations	~~W~~	138,532	(138,667)
Other comprehensive loss from associates		(26,344)	(24,779)

	~~W~~	112,188	(163,446)

16.	Revenue

Details of revenue for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2021		2020	2021	2020
Sales of goods	~~W~~	6,949,896	5,296,446	13,821,461	10,009,244
Royalties		2,580	2,981	7,139	7,698
Others		13,094	7,594	19,731	14,328

	~~W~~	6,965,570	5,307,021	13,848,331	10,031,270

17.	Geographic and Other Information

The following is a summary of the Group’s revenue by region based on the location of the customers for the three-month and six-month periods ended June 30, 2021 and 2020.

(a)	Revenue by geography

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2021		2020	2021	2020
Domestic	~~W~~	171,915	217,437	321,693	489,488
Foreign
China		4,429,059	3,803,261	9,002,539	6,846,322
Asia (excluding China)		890,688	495,996	1,639,686	1,083,681
United States		791,798	390,970	1,512,292	737,946
Europe (excluding Poland)		253,720	225,985	547,625	529,633
Poland		428,390	173,372	824,496	344,200

	~~W~~	6,793,655	5,089,584	13,526,638	9,541,782

	~~W~~	6,965,570	5,307,021	13,848,331	10,031,270

Sales to Company A and Company B amount to ~~W~~5,321,304 million and ~~W~~3,011,374 million, respectively, for the six-month period ended June 30, 2021 (the six-month period ended June 30, 2020: ~~W~~3,873,614 million and ~~W~~1,594,870 million, respectively). The Group’s top ten end-brand customers together accounted for 85% of sales for the six-month period ended June 30, 2021 (the six-month period ended June 30, 2020: 83%).

17.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

(In millions of won)	June 30, 2021			December 31, 2020
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	11,538,047	1,051,182	11,736,856	874,849
Foreign
China		6,534,220	86,261	6,731,052	39,396
Vietnam		2,143,956	7,274	1,663,807	7,688
Others		17,019	93,160	15,336	98,155

	~~W~~	8,695,195	186,695	8,410,195	145,239

	~~W~~	20,233,242	1,237,877	20,147,051	1,020,088

(c)	Revenue by product and services

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2021		2020	2021	2020
TV	~~W~~	2,634,195	1,194,410	4,783,363	2,678,464
IT products(*)		2,742,349	2,751,707	5,459,652	4,498,465
Mobile and others		1,589,026	1,360,904	3,605,316	2,854,341

	~~W~~	6,965,570	5,307,021	13,848,331	10,031,270

(*)

IT products consist of Monitor, Notebook and Tablet products and revenue by products and services for the three-month and six-month periods ended June 30, 2020 are reclassified according to classification for the three-month and six-month periods ended June 30, 2021.

18.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won)	2021		2020	2021	2020
Changes in inventories	~~W~~	(371,128)	270,706	(552,161)	11,770
Purchases of raw materials and others		3,311,590	2,814,740	6,585,035	5,486,182
Depreciation and amortization		1,069,230	929,486	2,166,229	1,921,928
Outsourcing		280,578	257,507	586,367	423,576
Labor		859,267	710,017	1,692,189	1,391,416
Supplies and others		295,471	203,552	551,413	370,301
Utility		239,302	194,525	475,601	404,356
Fees and commissions		175,988	152,010	353,542	303,039
Shipping		76,944	38,524	147,609	81,266
Advertising		33,761	26,920	73,748	69,458
Warranty		69,445	43,474	121,708	102,120
Travel		15,721	10,250	27,274	23,321
Taxes and dues		38,167	45,585	77,716	72,945
Others		189,323	246,188	356,545	391,593

	~~W~~	6,283,659	5,943,484	12,662,815	11,053,271

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won)	2021		2020	2021	2020
Salaries	~~W~~	88,196	73,280	175,339	145,752
Expenses related to defined benefit plans		5,536	6,501	11,554	13,256
Other employee benefits		19,807	16,630	38,286	33,850
Shipping		66,411	29,338	126,838	63,028
Fees and commissions		54,262	53,340	110,442	105,533
Depreciation		66,747	54,784	129,826	110,494
Taxes and dues		21,633	31,880	44,813	44,776
Advertising		33,761	26,920	73,748	69,458
Warranty		69,445	43,474	121,708	102,120
Insurance		3,347	3,176	7,935	5,977
Travel		1,498	1,207	2,654	4,592
Training		4,174	2,155	6,345	3,055
Others		19,069	15,008	37,059	28,945

	~~W~~	453,886	357,693	886,547	730,836

20.	Personnel Expenses

Details of personnel expenses for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won)	2021		2020	2021	2020
Salaries and wages	~~W~~	710,249	562,068	1,400,962	1,116,965
Other employee benefits		132,882	103,265	258,382	209,508
Contributions to National Pension plan		16,508	16,943	33,050	33,970
Expenses related to defined benefit plans and defined contribution plans		36,209	40,399	72,303	80,675

	~~W~~	895,848	722,675	1,764,697	1,441,118

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won)	2021		2020	2021	2020
Foreign currency gain	~~W~~	107,624	168,360	580,083	696,100
Gain on disposal of property, plant and equipment		1,811	5,467	3,163	9,046
Reversal of impairment loss on property, plant and equipment		—	—	532	—
Reversal of impairment loss on intangible assets		—	50	830	600
Rental income		488	1,004	1,054	2,037
Others		2,554	7,756	5,766	16,685

	~~W~~	112,477	182,637	591,428	724,468

(b)	Details of other non-operating expenses for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won)	2021		2020	2021	2020
Foreign currency loss	~~W~~	97,357	179,926	551,151	663,184
Loss on disposal of property, plant and equipment		9,848	14,243	18,220	18,619
Loss on disposal of intangible assets		—	7	—	7
Impairment loss on property, plant and equipment		6,878	3,413	8,605	9,326
Impairment loss on intangible assets		1,372	26,165	8,719	30,511
Loss on disposal of investments in subsidiaries		—	72,654	—	72,654
Donations		680	353	788	426
Others		371	2,604	2,241	11,516

	~~W~~	116,506	299,365	589,724	806,243

22.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won)	2021		2020	2021	2020
Finance income
Interest income	~~W~~	22,710	15,854	43,141	36,050
Foreign currency gain		13,084	79,901	54,940	88,637
Gain on transaction of derivatives		—	5,937	—	27,551
Gain on valuation of derivatives		8,307	—	157,649	60,917
Gain on valuation of financial assets at fair value through profit or loss		—	—	1,254	—
Gain on valuation of financial liabilities at fair value through profit or loss		—	1,844	—	133,579

	~~W~~	44,101	103,536	256,984	346,734

Finance costs
Interest expense	~~W~~	108,225	73,386	222,920	146,294
Foreign currency loss		27,598	27,211	180,426	176,995
Loss on early repayment of borrowings		250	498	250	498
Loss on sale of trade accounts and notes receivable		1,522	879	2,187	2,941
Loss on valuation of financial assets at fair value through profit or loss		62	240	63	1,492
Loss on valuation of financial liabilities at fair value through profit or loss		48,152	—	147,719	—
Loss on transaction of derivatives		1,354	—	21,789	—
Loss on valuation of derivatives		5,673	39,740	36,936	27,000
Others		235	510	420	1,082

	~~W~~	193,071	142,464	612,710	356,302

23.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won)	2021		2020	2021	2020
Current tax expense	~~W~~	130,532	15,558	176,262	71,276
Deferred tax expense (benefit)		(4,342)	(180,675)	7,410	(332,369)

Income tax expense (benefit)	~~W~~	126,190	(165,117)	183,672	(261,093)

(b)	Deferred Tax Assets and Liabilities

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income. The Group’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of June 30, 2021 and December 31, 2020 are attributable to the following:

	Assets			Liabilities		Total
(In millions of won)	June 30, 2021		December 31, 2020	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Other accounts receivable, net	~~W~~	—	—	(2)	(13)	(2)	(13)
Inventories, net		67,475	60,539	—	—	67,475	60,539
Defined benefit liabilities, net		—	—	(19,158)	(35,617)	(19,158)	(35,617)
Investments in subsidiaries and associates		—	—	(91,915)	(79,301)	(91,915)	(79,301)
Accrued expenses		147,074	123,106	—	—	147,074	123,106
Property, plant and equipment		661,860	669,449	(44,265)	(63,971)	617,595	605,478
Intangible assets		17,407	19,469	(20,693)	(8,000)	(3,286)	11,469
Provisions		72,350	63,943	—	—	72,350	63,943
Other temporary differences		189,039	173,166	(3,754)	(3,601)	185,285	169,565
Tax losses carryforwards		877,236	953,209	—	—	877,236	953,209
Tax credit carryforwards		406,110	391,769	—	—	406,110	391,769

Deferred tax assets (liabilities)	~~W~~	2,438,551	2,454,650	(179,787)	(190,503)	2,258,764	2,264,147

23.	Income Tax Expense (Benefit), Continued

(c)	Tax uncertainties

In relation to the transfer price investigations related to three subsidiaries located in China, the mutual agreement procedures between tax authorities of the Republic of Korea and China have been ongoing from 2019. During the six-month period ended June 30, 2021, the mutual agreement procedures for two subsidiaries have been completed. Regarding the above, the Group recognized deferred tax assets.

24.	Earnings (Loss) Per Share

(a)	Basic earnings (loss) per share for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

(In won and number of shares)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2021		2020	2021	2020
Profit (loss) attributable to owners of the Controlling Company	~~W~~	363,041,149,192	(489,121,168,535)	591,052,670,440	(688,111,821,200)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Basic Earnings (loss) per share	~~W~~	1,015	(1,367))	1,652	(1,923)

For the three-month and six-month periods ended June 30, 2021 and 2020, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share.

(b)

Diluted earnings (loss) per share is not different from basic earnings (loss) per share as there is no dilution effects of potential common stocks for the six-month period ended June 30, 2021. As of June 30, 2021, 40,988,998 shares of potential common stock were excluded from the calculation of weighted-average number of common stocks due to antidilution.

25.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i) Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Meanwhile, the Group entered into currency interest rate swap contracts to hedge currency risk with respect to foreign currency borrowings and bonds.

25.	Financial Risk Management, Continued

i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of June 30, 2021 and December 31, 2020 is as follows:

(In millions)	June 30, 2021
	USD	JPY	CNY	TWD	EUR	PLN	VND	GBP
Cash and cash equivalents	1,095	238	12,738	26	5	4	84,664	—
Deposits in banks	—	—	3,564	—	—	—	—	—
Trade accounts and notes receivable	3,547	—	664	—	—	—	—	—
Non-trade receivables	9	124	205	3	4	—	4,643	—
Other assets denominated in foreign currencies	—	177	101	6	—	—	5,498	—
Trade accounts and notes payable	(1,525)	(11,355)	(1,833)	—	—	—	(324,035)	—
Other accounts payable	(748)	(7,942)	(1,794)	(3)	(3)	—	(1,106,462)	(3)
Financial liabilities	(4,890)	—	(25,510)	—	—	—	—	—

	(2,512)	(18,758)	(11,865)	32	6	4	(1,335,692)	(3)

Cross currency interest rate swap contracts	2,025	—	—	—	—	—	—	—

Net exposure	(487)	(18,758)	(11,865)	32	6	4	(1,335,692)	(3)

(In millions)	December 31, 2020
	USD	JPY	CNY	TWD	EUR	PLN	VND	GBP
Cash and cash equivalents	1,795	164	13,382	34	7	4	33,843	—
Trade accounts and notes receivable	3,093	13	585	—	—	—	—	—
Non-trade receivables	52	93	222	3	6	—	9,773	—
Other assets denominated in foreign currencies	—	208	51	6	1	—	4,586	—
Trade accounts and notes payable	(1,948)	(9,831)	(2,037)	—	—	—	(357,149)	—
Other accounts payable	(268)	(6,239)	(2,018)	(4)	(8)	—	(997,204)	(2)
Financial liabilities	(4,294)	—	(27,825)	—	—	—	—	—

	(1,570)	(15,592)	(17,640)	39	6	4	(1,306,151)	(2)

Cross currency interest rate swap contracts	2,225	—	—	—	—	—	—	—

Net exposure	655	(15,592)	(17,640)	39	6	4	(1,306,151)	(2)

25.	Financial Risk Management, Continued

Average exchange rates applied for the six-month periods ended June 30, 2021 and 2020 and the exchange rates at June 30, 2021 and December 31, 2020 are as follows:

(In won)	Average rate			Reporting date spot rate
	2021		2020	June 30, 2021	December 31, 2020
USD	~~W~~	1,117.42	1,206.72	1,130.00	1,088.00
JPY		10.38	11.15	10.22	10.54
CNY		172.71	171.36	174.84	166.96
TWD		39.89	40.23	40.51	38.67
EUR		1,347.08	1,329.43	1,344.42	1,338.24
PLN		296.89	301.39	297.46	292.02
VND		0.0485	0.0518	0.0491	0.0471
GBP		1,551.70	1,520.52	1,564.03	1,482.40

ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in foreign currency as of June 30, 2021 and December 31, 2020, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	June 30, 2021			December 31, 2020
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(40,148)	36,824	12,438	73,186
JPY (5 percent weakening)		(7,520)	(6,028)	(6,250)	(5,194)
CNY (5 percent weakening)		(103,720)	—	(147,294)	93
TWD (5 percent weakening)		63	12	75	—
EUR (5 percent weakening)		294	117	250	377
PLN (5 percent weakening)		47	47	43	43
VND (5 percent weakening)		(2,442)	(2,442)	(2,230)	(2,230)
GBP (5 percent weakening)		(140)	(140)	(107)	(107)

A stronger won against the above currencies as of June 30, 2021 and December 31, 2020 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

25.	Financial Risk Management, Continued

(ii) Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 1,625 million (~~W~~1,836,250 million) and interest rate swap contracts amounting to ~~W~~170,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of June 30, 2021 and December 31, 2020 is as follows:

(In millions of won)
	June 30, 2021		December 31, 2020
Fixed rate instruments
Financial assets	~~W~~	4,316,823	4,296,823
Financial liabilities		(5,286,070)	(5,875,729)

	~~W~~	(969,247)	(1,578,906)

Variable rate instruments
Financial liabilities	~~W~~	(8,532,162)	(8,193,085)

ii) Equity and profit or loss sensitivity analysis for variable rate instruments

As of June 30, 2021 and December 31, 2020, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12-month periods This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
June 30, 2021
Variable rate instruments (*)	~~W~~	(48,601)	48,601	(48,601)	48,601
December 31, 2020
Variable rate instruments (*)	~~W~~	(45,352)	45,352	(45,352)	45,352

(*)	Financial instruments related to non-hedging interest rate swap are excluded.

25.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of June 30, 2021 and December 31, 2020 is as follows:

(In millions of won)
	June 30, 2021		December 31, 2020
Financial assets carried at amortized cost
Cash equivalents	~~W~~	3,613,063	4,217,943
Deposits in banks		702,518	78,663
Trade accounts and notes receivable, net		4,208,108	3,517,512
Non-trade receivables		72,719	140,616
Accrued income		5,243	3,864
Deposits		31,915	30,947
Short-term loans		24,278	28,491
Long-term loans		15,946	13,899
Lease receivables		20,227	22,262

	~~W~~	8,694,017	8,054,197
Financial assets at fair value through profit or loss
Convertible securities	~~W~~	2,419	2,377
Derivatives		13,433	9,363

	~~W~~	15,852	11,740
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	72

	~~W~~	8,709,917	8,066,009

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

25.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of June 30, 2021.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	11,142,088	11,889,381	1,269,407	2,083,824	3,598,144	4,731,338	206,668
Bonds		2,676,144	2,509,213	567,797	568,490	1,149,125	133,000	90,801
Trade accounts and notes payable		3,736,582	3,736,582	3,026,480	710,102	—	—	—
Other accounts payable		1,753,088	1,762,275	1,746,597	15,678	—	—	—
Other accounts payable (enterprise procurement cards)(*)		1,509,437	1,509,437	683,050	826,387	—	—	—
Long-term other accounts payable		231,544	250,889	—	—	94,098	156,791	—
Security deposits received		11,848	11,848	1,430	4,032	6,386	—	—
Lease liabilities		85,310	96,369	26,433	20,710	20,510	20,666	8,050

Derivative financial liabilities
Derivatives		50,982	47,539	8,495	9,508	16,658	12,878	—

	~~W~~	21,197,023	21,813,533	7,329,689	4,238,731	4,884,921	5,054,673	305,519

25.	Financial Risk Management, Continued

(*)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the six-month period ended June 30, 2021 is as follows:

(In millions of won)
	January 1, 2021		Change (Cash flows from operation activities)	June 30, 2021
Other accounts payable (enterprise procurement cards)	~~W~~	1,078,150	431,287	1,509,437

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	June 30, 2021		December 31, 2020
Total liabilities	~~W~~	22,562,966	22,334,584
Total equity		13,760,723	12,736,939
Cash and deposits in banks (*1)		4,316,775	4,296,751
Borrowings (including bonds)		13,818,232	14,068,814
Total liabilities to equity ratio		164%	175%
Net borrowings to equity ratio (*2)		69%	77%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities) less cash and current deposits in banks by total equity.

25.	Financial Risk Management, Continued

(e)	Determination of fair value

(i) Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i) Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii) Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii) Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

25.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	June 30, 2021				December 31, 2020
	Carrying amounts		Fair values		Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	3,614,268	(	*)	4,218,099	(	*)
Deposits in banks		702,518	(	*)	78,663	(	*)
Trade accounts and notes receivable		4,208,108	(	*)	3,517,512	(	*)
Non-trade receivables		72,719	(	*)	140,616	(	*)
Accrued income		5,243	(	*)	3,864	(	*)
Deposits		31,915	(	*)	30,947	(	*)
Short-term loans		24,278	(	*)	28,491	(	*)
Long-term loans		15,946	(	*)	13,899	(	*)
Lease receivables		20,227	(	*)	22,262	(	*)

Financial assets at fair value through profit or loss
Equity instruments	~~W~~	24,476	24,476		13,223	13,223
Convertible securities		2,419	2,419		2,377	2,377
Derivatives		13,433	13,433		9,363	9,363

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	48		72	72
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	50,982	50,982		167,625	167,625
Convertible bonds		1,046,907	1,046,907		861,675	861,675
Financial liabilities carried at amortized cost
Borrowings	~~W~~	11,142,088	11,173,404		11,296,898	11,328,418
Bonds		1,629,237	1,646,725		1,910,241	1,923,517
Trade accounts and notes payable		3,736,582	(	*)	3,779,290	(	*)
Other accounts payable		3,262,525	(	*)	2,781,941	(	*)
Long-term other accounts payable		231,544	(	*)	30	(	*)
Security deposits received		11,848	(	*)	12,539	(	*)
Lease liabilities		85,310	(	*)	83,431	(	*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

25.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i) Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	June 30, 2021
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	24,476	24,476
Convertible securities		—	—	2,419	2,419
Derivatives		—	—	13,433	13,433
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	—	—	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	50,982	50,982
Convertible bonds		1,046,907	—	—	1,046,907

(In millions of won)	December 31, 2020
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	13,223	13,223
Convertible securities		—	—	2,377	2,377
Derivatives		—	—	9,363	9,363
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	—	—	72
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	167,625	167,625
Convertible bonds		861,675	—	—	861,675

25.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	June 30, 2021				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	11,173,404	Discounted cash flow	Discount rate
Bonds		—	—	1,646,725	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2020				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	11,328,418	Discounted cash flow	Discount rate
Bonds		—	—	1,923,517	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021	December 31, 2020
Borrowings, bonds and others	1.63~4.40%	2.15~4.46%

26.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the six-month period ended June 30, 2021 are as follows:

(In millions of won)
				Non-cash transactions
	January 1, 2021		Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	June 30, 2021
Short-term borrowings	~~W~~	394,906	526,236	—	25,459	—	—	946,601
Current portion of long-term borrowings and bonds		2,705,709	(1,701,498)	2,334,705	114,438	1,940	250	3,455,544
Long-term borrowings		9,019,658	362,760	(1,785,325)	230,097	—	—	7,827,190
Bonds(*)		1,948,541	—	(549,380)	34,147	7,870	147,719	1,588,897
Lease liabilities		83,431	(32,105)	—	14,009	—	19,975	85,310

	~~W~~	14,152,245	(844,607)	—	418,150	9,810	167,944	13,903,542

(*)	Others include ~~W~~147,719 million of loss on valuation of financial liabilities at fair value through profit or loss.

27.	Related Parties and Others

(a)	Related parties

Related parties as of June 30, 2021 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 8.

27.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended June 30, 2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	—	82	—	17,474	184
Paju Electric Glass Co., Ltd.		—	—	90,606	—	—	677
WooRee E&L Co., Ltd.		—	—	3,434	—	—	51
YAS Co., Ltd.		—	—	1,831	8,421	—	1,848
Cynora GmbH		—	—	10	—	—	—
Material Science Co., Ltd.		—	—	42	—	—	—

	~~W~~	—	—	96,005	8,421	17,474	2,760

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	76,059	—	3,726	111,256	—	27,862

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	12,942	—	—	—	—	99
LG Electronics Vietnam Haiphong Co., Ltd.		105,083	—	—	123	—	617

27.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	113,965	—	—	—	—	306
LG Electronics RUS, LLC		19,392	—	—	—	—	216
LG Electronics do Brasil Ltda.		60,391	—	—	—	—	76
LG Innotek Co., Ltd.		881	—	4,645	451	—	21,280
Hi-M.SOLUTEK		—	—	24	—	—	1,654
LG Electronics Mexicali, S.A. DE C.V.		64,786	—	—	—	—	39
LG Electronics Mlawa Sp. z o.o.		278,158	—	—	—	—	144
LG Electronics Reynosa, S.A. DE C.V.		307,854	—	—	—	—	168
LG Electronics Egypt S.A.E.		26,140	—	—	—	—	32
LG Electronics Japan, Inc.		—	—	—	—	—	1,326
P.T. LG Electronics Indonesia		135,889	—	—	—	—	50
LG Electronics Taiwan Taipei Co., Ltd.		1,317	—	—	—	—	186
LG Electronics Nanjing Vehicle Components Co., Ltd.		608	—	—	—	—	—
LG Technology Ventures LLC		—	—	—	—	—	1,110
Others		—	—	42	586	—	220

	~~W~~	1,127,406	—	4,711	1,160	—	27,523

	~~W~~	1,203,465	—	104,442	120,837	17,474	58,145

27.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	200	105	—	36,174	476
Paju Electric Glass Co., Ltd.		—	3,668	175,688	—	—	1,346
WooRee E&L Co., Ltd.		—	—	7,241	—	—	55
YAS Co., Ltd.		—	200	3,855	10,130	—	3,251
Cynora GmbH		—	—	10	—	—	—
Material Science Co., Ltd.		—	—	42	—	—	—

	~~W~~	—	4,068	186,941	10,130	36,174	5,128

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	148,648	—	7,169	235,253	—	56,399

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	30,585	—	—	—	—	164
LG Electronics Vietnam Haiphong Co., Ltd.		216,238	—	—	585	—	838
LG Electronics Nanjing New Technology Co., Ltd.		230,897	—	—	—	—	817
LG Electronics RUS, LLC		49,792	—	—	—	—	485
LG Electronics do Brasil Ltda.		101,765	—	—	—	—	137
LG Innotek Co., Ltd.		1,563	—	10,774	451	—	42,731

27.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Hi-M.SOLUTEK	~~W~~	—	—	24	—	—	2,389
LG Electronics Mexicali, S.A. DE C.V.		155,839	—	—	—	—	52
LG Electronics Mlawa Sp. z o.o.		559,117	—	—	—	—	278
LG Electronics Reynosa, S.A. DE C.V.		616,699	—	—	—	—	380
LG Electronics Egypt S.A.E		45,034	—	—	—	—	95
LG Electronics Japan, Inc.		—	—	—	—	—	2,651
P.T. LG Electronics Indonesia		274,143	—	—	—	—	76
LG Electronics Taiwan Taipei Co., Ltd.		1,746	—	—	—	—	316
LG Electronics Nanjing Vehicle Components Co., Ltd.		1,610	—	—	—	—	—
LG Technology Ventures LLC		—	—	—	—	—	2,154
Others		—	—	108	586	—	468

	~~W~~	2,285,028	—	10,906	1,622	—	54,031

	~~W~~	2,433,676	4,068	205,016	247,005	36,174	115,558

27.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2020
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.		—	—	—	—	18,832	217
Paju Electric Glass Co., Ltd.		—	—	64,097	—	—	653
WooRee E&L Co., Ltd.		—	—	3,735	—	—	14
YAS Co., Ltd.		—	—	1,844	2,544	—	681
Material Science Co., Ltd.		—	—	9	—	—	—

	~~W~~	—	—	69,685	2,544	18,832	1,565

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	133,977	—	6,748	28,283	—	37,926

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	3,013	—	—	—	—	—
LG Electronics Vietnam Haiphong Co., Ltd.		54,019	—	—	—	—	247
LG Electronics Nanjing New Technology Co., Ltd.		102,977	—	—	—	—	256
LG Electronics RUS, LLC		9,372	—	—	—	—	38
LG Electronics do Brasil Ltda.		27,521	—	—	—	—	44

27.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2020
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Innotek Co., Ltd.	~~W~~	1,900	—	7,303	—	—	20,366
Qingdao LG Inspur Digital Communication Co., Ltd.		1,589	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		18,290	—	—	—	—	8
LG Electronics Mlawa Sp. z o.o.		106,324	—	—	—	—	278
LG Electronics Reynosa, S.A. DE C.V.		76,160	—	—	—	—	142
LG Electronics Egypt S.A.E.		15,477	—	—	—	—	56
LG Electronics Japan, Inc.		—	—	—	—	—	1,358
P.T. LG Electronics Indonesia		13,754	—	—	—	—	24
Others		1,265	—	136	—	—	2,174

	~~W~~	431,661	—	7,439	—	—	24,991

	~~W~~	565,638	—	83,872	30,827	18,832	64,482

27.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2020
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	200	—	—	33,815	416
Paju Electric Glass Co., Ltd.		—	7,739	138,377	—	—	1,626
WooRee E&L Co., Ltd.		—	—	5,318	—	—	19
YAS Co., Ltd.		—	300	3,328	3,658	—	1,651
Material Science Co., Ltd.		—	—	69	—	—	—

	~~W~~	—	8,239	147,092	3,658	33,815	3,712

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	330,272	—	10,369	155,075	—	67,763

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	17,005	—	—	—	—	65
LG Electronics Vietnam Haiphong Co., Ltd.		125,920	—	—	—	—	446
LG Electronics Nanjing New Technology Co., Ltd.		192,627	—	—	—	—	497
LG Electronics RUS, LLC		34,457	—	—	—	—	155
LG Electronics do Brasil Ltda.		57,545	—	—	—	—	84
LG Innotek Co., Ltd.		3,092	—	14,871	—	—	40,718

27.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2020
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Qingdao LG Inspur Digital Communication Co., Ltd.	~~W~~	6,899	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		53,394	—	—	—	—	17
LG Electronics Mlawa Sp. z o.o.		206,562	—	—	—	—	806
LG Electronics Reynosa, S.A. DE C.V.		205,460	—	—	—	—	672
LG Electronics Egypt S.A.E		35,889	—	—	—	—	302
LG Electronics Japan, Inc.		—	—	—	8	—	2,861
P.T. LG Electronics Indonesia		34,533	—	—	—	—	122
Others		2,645	—	153	—	—	3,595

	~~W~~	976,028	—	15,024	8	—	50,340

	~~W~~	1,306,300	8,239	172,485	158,741	33,815	121,815

27.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable and others as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2021		December 31, 2020	June 30, 2021	December 31, 2020
Associates
AVATEC Co., Ltd.	~~W~~	—	—	4,445	2,714
Paju Electric Glass Co., Ltd.		—	—	102,958	84,095
WooRee E&L Co., Ltd.		878	—	3,385	3,637
YAS Co., Ltd.		—	—	13,173	18,126
Cynora GmbH		—	—	10	—
Material Science Co., Ltd.		—	—	46	—

	~~W~~	878	—	124,017	108,572

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	86,187	94,193	119,888	88,629

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics Vietnam Haiphong Co., Ltd.	~~W~~	62,423	36,417	211	16
LG Electronics Nanjing New Technology Co., Ltd.		70,096	88,075	102	83
LG Electronics RUS, LLC		13,149	10,295	2	—
LG Electronics do Brasil Ltda.		27,728	7,481	20	14
LG Innotek Co., Ltd.		160	227	35,022	31,309

27.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2021		December 31, 2020	June 30, 2021	December 31, 2020
LG Electronics Mexicali, S.A. DE C.V.	~~W~~	51,413	20,969	25	15
LG Electronics Mlawa Sp. z o.o.		131,650	89,481	16	10
LG Electronics Reynosa, S.A. DE C.V.		191,738	70,555	—	50
LG Electronics Egypt S.A.E		11,502	13,359	2	—
P.T. LG Electronics Indonesia		89,001	48,677	1	—
LG Electronics Taiwan Taipei Co., Ltd.		613	337	75	35
LG Electronics Nanjing Vehicle Components Co., Ltd.		333	457	—	—
LG Technology Ventures LLC		—	—	59	11
Others		468	3,707	4,554	2,016

	~~W~~	650,274	390,037	40,089	33,559

	~~W~~	737,339	484,230	283,994	230,760

27.	Related Parties and Others, Continued

(d)

Details of significant financing transactions such as granting and collecting loans, which occurred in the normal course of business with related parties for the six-month period ended June 30, 2021 are as follows:

(In millions of won)
	2021
Associates	Loans		Collection of loans
WooRee E&L Co., Ltd.	~~W~~	878	—

27.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act, for the three-month and six-month periods ended June 30, 2021 and 2020 and as of June 30, 2021 and December 31, 2020 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the three-month period ended June 30, 2021			For the six-month period ended June 30, 2021		June 30, 2021
	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries (formerly, LG International Corp.)(*1)	~~W~~	184,715	73,878	318,300	144,272	145,228	36,892
LG Uplus Corp.		—	582	—	1,159	—	154
LG Chem Ltd. and its subsidiaries		43	143,748	67	314,115	87	104,889
S&I Corp. and its subsidiaries		79	92,726	157	163,175	5,862	98,630
LX Semicon Co., Ltd. (formerly, Silicon Works Co., Ltd)(*2)		—	303,479	—	590,362	—	185,176
LG Corp.		—	16,211	—	32,212	6,754	3,566
LG Management Development Institute		—	4,896	—	10,137	3,480	272
LG CNS Co., Ltd. and its subsidiaries		7	57,520	14	88,286	3	49,639
LG Household & Health Care and its subsidiaries		—	32	—	132	—	29
LG Holdings Japan Co., Ltd.		—	—	—	512	—	114
G2R Inc. and its subsidiaries		—	1,454	—	4,059	—	1,705
Robostar Co., Ltd.		—	4,212	—	4,993	—	4,224

	~~W~~	184,844	698,738	318,538	1,353,414	161,414	485,290

(*1)	LG International Corp. renamed the Company as LX International Corp. on July 1, 2021.
(*2)	Silicon Work Co., Ltd. renamed the Company as LX Semicon Co., Ltd. on July 1, 2021.

27.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended June 30, 2020			For the six-month period ended June 30, 2020		December 31, 2020
	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	56,690	66,424	172,015	143,466	81,353	28,583
LG Uplus Corp.		—	557	—	1,118	—	151
LG Chem Ltd. and its subsidiaries		968	193,054	1,139	406,676	115	179,944
S&I Corp. and its subsidiaries		83	19,873	167	83,095	5,864	103,896
Silicon Works Co., Ltd.		—	151,841	36	304,329	—	136,715
LG Corp.		—	12,634	—	24,417	6,799	1,417
LG Management Development Institute		—	1,987	—	3,584	3,480	351
LG CNS Co., Ltd. and its subsidiaries		11	35,067	13	59,298	253	93,477
LG Household & Health Care and its subsidiaries		—	7	—	84	—	—
LG Holdings Japan Co., Ltd.		—	553	—	1,086	2,244	—
G2R Inc. and its subsidiaries		—	8,724	—	10,507	—	8,851
Robostar Co., Ltd.		—	131	—	537	—	1,033

	~~W~~	57,752	490,852	173,370	1,038,197	100,108	554,418

27.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensations to key management for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2021		2020	2021	2020
Short-term benefits	~~W~~	876	530	1,702	1,099
Expenses related to the defined benefit plan		120	83	203	179

	~~W~~	996	613	1,905	1,278

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2021 and 2020

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of June 30, 2021, the condensed consolidated interim statements of comprehensive income (loss) for the three-month and six-month periods ended June 30, 2021 and 2020, and statements of changes in equity and cash flows for the six-month periods ended June 30, 2021 and 2020, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We audited the consolidated statement of financial position as of December 31, 2020 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated March 3, 2021, expressed an unmodified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2020, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 12, 2021

This report is effective as of August 12, 2021 the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of June 30, 2021 and December 31, 2020

(In millions of won)	Note	June 30, 2021		December 31, 2020
Assets
Cash and cash equivalents	4, 24	~~W~~	91,733	1,220,098
Deposits in banks	4, 24		76,913	76,852
Trade accounts and notes receivable, net	5, 14, 24, 26		4,702,024	3,797,248
Other accounts receivable, net	5, 24		66,915	141,332
Other current financial assets	6, 24		30,930	43,151
Inventories	7		1,813,472	1,418,122
Prepaid income tax	22		141	110,388
Other current assets			198,811	140,863

Total current assets			6,980,939	6,948,054

Deposits in banks	4, 24		11	11
Investments	8		4,928,070	4,784,828
Other non-current accounts receivable, net	5, 24		4,077	5,797
Other non-current financial assets	6, 24		37,954	29,133
Property, plant and equipment, net	9		11,537,763	11,736,673
Intangible assets, net	10		1,060,968	887,431
Deferred tax assets	22		2,058,612	1,971,787
Defined benefit assets	12		143,639	224,997
Other non-current assets			113,321	116,491

Total non-current assets			19,884,415	19,757,148

Total assets		~~W~~	26,865,354	26,705,202

Liabilities
Trade accounts and notes payable	24, 26	~~W~~	4,864,487	4,591,319
Current financial liabilities	11, 24		2,345,523	2,162,989
Other accounts payable	24		2,698,927	2,373,730
Accrued expenses			606,885	499,610
Provisions	13		195,179	196,107
Advances received	14		113,932	312,790
Other current liabilities			31,863	44,115

Total current liabilities			10,856,796	10,180,660

Non-current financial liabilities	11, 24		5,228,704	6,072,225
Non-current provisions	13		94,299	89,633
Other non-current liabilities			252,970	99,449

Total non-current liabilities			5,575,973	6,261,307

Total liabilities			16,432,769	16,441,967

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			6,392,393	6,223,043

Total equity			10,432,585	10,263,235

Total liabilities and equity		~~W~~	26,865,354	26,705,202

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month and six-month periods ended June 30, 2021 and 2020

(In millions of won, except earnings per share)	Note	For the three-month periods ended June 30			For the six-month periods ended June 30
		2021		2020	2021	2020
Revenue	16, 26	~~W~~	6,610,665	4,891,108	13,243,203	9,372,529
Cost of sales	7, 17, 26		(5,774,114)	(4,960,160)	(11,683,463)	(9,493,536)

Gross profit (loss)			836,551	(69,052)	1,559,740	(121,007)

Selling expenses	17, 18		(135,174)	(94,297)	(263,935)	(229,767)
Administrative expenses	17, 18		(136,902)	(105,538)	(273,310)	(208,143)
Research and development expenses	17		(289,904)	(282,381)	(560,848)	(546,060)

Operating profit (loss)			274,571	(551,268)	461,647	(1,104,977)

Finance income	21		13,812	79,484	180,114	274,367
Finance costs	21		(115,002)	(106,354)	(456,016)	(281,084)
Other non-operating income	20		56,410	130,043	394,143	580,790
Other non-operating expenses	17, 20		(69,228)	(174,031)	(386,108)	(566,664)

Profit (loss) before income tax			160,563	(622,126)	193,780	(1,097,568)
Income tax expense (benefit)	22		30,622	(166,042)	18,517	(303,907)

Profit (loss) for the period			129,941	(456,084)	175,263	(793,661)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(3,347)	(1,208)	(7,941)	(3,782)
Related income tax	12		855	310	2,028	972

Other comprehensive loss for the period, net of income tax			(2,492)	(898)	(5,913)	(2,810)

Total comprehensive income (loss) for the period		~~W~~	127,449	(456,982)	169,350	(796,471)

Earnings (loss) per share (in won)
Basic and diluted earnings (loss) per share	23	~~W~~	363	(1,275)	490	(2,218)

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the three-month and six-month periods ended June 30, 2021 and 2020

(In millions of won)	Share capital		Share premium	Retained earnings	Total equity
Balances at January 1, 2020	~~W~~	1,789,079	2,251,113	6,625,901	10,666,093

Total comprehensive loss for the period
Loss for the period		—	—	(793,661)	(793,661)

Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(2,810)	(2,810)

Total comprehensive loss for the period	~~W~~	—	—	(796,471)	(796,471)

Balances at June 30, 2020	~~W~~	1,789,079	2,251,113	5,829,430	9,869,622

Balances at January 1, 2021	~~W~~	1,789,079	2,251,113	6,223,043	10,263,235

Total comprehensive income for the period
Profit for the period		—	—	175,263	175,263

Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(5,913)	(5,913)

Total comprehensive income for the period	~~W~~	—	—	169,350	169,350

Balances at June 30, 2021	~~W~~	1,789,079	2,251,113	6,392,393	10,432,585

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the three-month and six-month periods ended June 30, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from operating activities:
Profit (loss) for the period		~~W~~	175,263	(793,661)
Adjustments for:
Income tax expense (benefit)	22		18,517	(303,907)
Depreciation and amortization	17		1,231,999	1,296,487
Gain on foreign currency translation			(61,210)	(83,171)
Loss on foreign currency translation			78,207	152,312
Expenses related to defined benefit plans	12		71,267	79,397
Gain on disposal of property, plant and equipment			(7,296)	(12,148)
Loss on disposal of property, plant and equipment			17,990	17,886
Impairment loss on disposal of property, plant and equipment			8,486	5,576
Loss on disposal of intangible assets			—	7
Impairment loss on intangible assets			8,719	30,511
Reversal of impairment loss on intangible assets			(830)	(600)
Warranty expenses			107,905	99,155
Finance income			(168,400)	(253,139)
Finance costs			450,654	262,661
Other income			—	(16,889)
Other expenses			15,431	—

			1,771,439	1,274,138

Changes in

Trade accounts and notes receivable			(855,821)	(513,093)
Other accounts receivable			71,684	105,521
Inventories			(395,350)	77,706
Other current assets			(19,877)	(3,850)
Other non-current assets			(30,240)	(42,927)
Trade accounts and notes payable			220,844	1,045,005
Other accounts payable			151,807	(587,626)
Accrued expenses			120,191	(81,246)
Provisions			(104,167)	(112,902)
Advances Received			(85,858)	(39,189)
Other current liabilities			(19,447)	(23,175)
Defined benefit liabilities, net			2,150	(5,489)
Other non-current liabilities			88	6,188

			(943,996)	(175,077)

Cash generated from operating activities			1,002,706	305,400
Income taxes refunded			6,933	763
Interests received			943	7,274
Interests paid			(122,689)	(156,479)

Net cash provided by operating activities		~~W~~	887,893	156,958

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the three-month and six-month periods ended June 30, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from investing activities:
Dividends received		~~W~~	4,068	8,239
Increase in deposits in banks			(6,913)	(6,852)
Proceeds from withdrawal of deposits in banks			6,851	7,257
Proceeds from disposal of financial assets at fair value through other comprehensive income			24	6
Acquisition of investments			(143,242)	(50,979)
Proceeds from disposal of investments			1,200	169,953
Acquisition of property, plant and equipment			(754,602)	(715,069)
Proceeds from disposal of property, plant and equipment			9,420	278,048
Acquisition of intangible assets			(276,773)	(204,556)
Proceeds from disposal of intangible assets			—	300
Receipt from (payment for) settlement of derivatives			(21,789)	27,551
Proceeds from collection of short-term loans			9,595	7,759
Increase in long-term loans			(12,918)	—
Increase in deposits			(151)	(358)
Decrease in deposits			1,237	1,217
Proceeds from disposal other assets			—	11,000

Net cash used in investing activities			(1,183,993)	(466,484)

Cash flows from financing activities:	25
Proceeds from short-term borrowings			550,460	775,095
Repayments of short-term borrowings			(550,460)	(453,549)
Proceeds from issuance of debentures			—	49,949
Proceeds from long-term borrowings			362,760	370,000
Repayments of current portion of long-term borrowings and bonds			(1,191,276)	(616,482)
Payment guarantee fee received			2,547	4,029
Repayments of lease liabilities			(6,296)	(6,122)

Net cash provided by (used in) financing activities			(832,265)	122,920

Net decrease in cash and cash equivalents			(1,128,365)	(186,606)
Cash and cash equivalents at January 1			1,220,098	1,105,245

Cash and cash equivalents at June 30		~~W~~	91,733	918,639

See accompanying notes to the separate interim financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of June 30, 2021, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of June 30, 2021, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of June 30, 2021, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of June 30, 2021, there are 15,031,608 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the separate financial statements of the Company as of and for the year ended December 31, 2020.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

2.	Basis of Presenting Financial Statements, Continued

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the separate financial statements as of and for the year ended December 31, 2020, except for the application of K-IFRS No. 1034, Interim Financial Reporting.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	June 30, 2021		December 31, 2020
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	91,733	1,220,098
Deposits in banks
Restricted deposits (*)	~~W~~	76,913	76,852
Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

	~~W~~	168,657	1,296,961

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Company’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, and others.

5.	Trade Accounts and Notes Receivable and Other Accounts Receivable

(a)	Trade accounts and notes receivable as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	June 30, 2021		December 31, 2020
Due from third parties	~~W~~	297,325	201,640
Due from related parties		4,404,699	3,595,608

	~~W~~	4,702,024	3,797,248

(b)	Other accounts receivable as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	June 30, 2021		December 31, 2020
Current assets
Non-trade receivables, net	~~W~~	51,776	130,217
Accrued income		15,139	11,115

	~~W~~	66,915	141,332

Non-current assets
Long-term non-trade receivables	~~W~~	4,077	5,797

	~~W~~	70,992	147,129

Due from related parties included in other accounts receivable as of June 30, 2021 and December 31, 2020 are ~~W~~30,610 million and ~~W~~59,620 million, respectively.

5.	Trade Accounts and Notes Receivable and Other Accounts Receivable, Continued

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	4,702,055	70,625	(31)	(1,465)
1-15 days past due		—	154	—	(1)
16-30 days past due		—	33	—	—
31-60 days past due		—	1,585	—	(16)
More than 60 days past due		—	183	—	(106)

	~~W~~	4,702,055	72,580	(31)	(1,588)

	December 31, 2020
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,796,830	146,153	(27)	(1,466)
1-15 days past due		415	919	—	(7)
16-30 days past due		30	521	—	—
31-60 days past due		—	782	—	(8)
More than 60 days past due		—	257	—	(22)

	~~W~~	3,797,275	148,632	(27)	(1,503)

Movements in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the six-month period ended June 30, 2021 and the year ended December 31, 2020 are as follows:

	June 30, 2021			December 31, 2020
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	27	1,503	5	2,978
(Reversal of) bad debt expense		4	85	22	(411)
Write-off		—	—	—	(1,064)

Balance at the end of the reporting period	~~W~~	31	1,588	27	1,503

6.	Other Financial Assets

Other financial assets as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	June 30, 2021		December 31, 2020
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	~~W~~	6,648	9,252
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	4	24
Financial assets carried at amortized cost
Short-term loans	~~W~~	24,278	28,491
Deposits		—	5,384

	~~W~~	30,930	43,151

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	2,571	1,381
Convertible bonds		1,289	1,289
Derivatives(*)		6,785	111

	~~W~~	10,645	2,781

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	44	48
Financial assets carried at amortized cost
Deposits	~~W~~	11,319	12,405
Long-term loans		15,946	13,899

	~~W~~	27,265	26,304

	~~W~~	37,954	29,133

(*)

Represents valuation gain from cross currency interest rate swap contracts related to foreign currency denominated borrowings and bonds and others. The contracts are not designated as hedging instruments.

7.	Inventories

Inventories as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	June 30, 2021		December 31, 2020
Finished goods	~~W~~	391,857	372,864
Work-in-process		862,506	539,747
Raw materials		467,977	411,165
Supplies		91,132	94,346

	~~W~~	1,813,472	1,418,122

For the six-month periods ended June 30, 2021 and 2020, the amounts of inventories recognized as cost of sales including inventory write-downs and usage of inventory write-downs are as follows:

(In millions of won)	2021		2020
Inventories recognized as cost of sales	~~W~~	11,683,463	9,493,536
Including: inventory write-downs		141,205	297,115
Including: usage of inventory write-downs		(178,155)	(408,567)

There were no significant reversals of inventory write-downs recognized during the six-month periods ended June 30, 2021 and 2020.

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won) Subsidiaries	Location	usiness	June 30, 2021			December 31, 2020
			Percentage of ownership	Book Value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sell display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell display products	100%		9,093	100%		9,093
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Provide janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell display products	100%		218	100%		218
Global OLED Technology, LLC	Sterling, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Manufacture display products	100%		672,658	100%		672,658
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A	Invest in venture business and acquire technologies	100%		34,806	100%		13,564
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	69%		1,794,547	69%		1,794,547
Money Market Trust	Seoul, South Korea	Money market trust	100%		133,300	100%		11,300

				~~W~~	4,842,381		~~W~~	4,699,139

8.	Investments, Continued

(*)

For the six-month period ended June 30, 2021, the Company contributed ~~W~~21,242 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

(b)	Associates as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won) Associates	Location	Business	June 30, 2021			December 31, 2020
			Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture glass for display	40%	~~W~~	45,089	40%	~~W~~	45,089
WooRee E&L Co., Ltd.	Ansan, South Korea	Manufacture LED back light unit packages	13%		10,540	14%		10,540
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	15%		10,000	15%		10,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell glass for display	15%		8,000	14%		8,000
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal Germany	Develop organic emitting materials for displays and lighting devices	11%		2,609	12%		2,609
Material Science Co., Ltd.	Seoul, South Korea	Develop, manufacture and sell materials for display	10%		3,791	10%		3,791
Nanosys Inc.	Milpitas, U.S.A.	Develop, manufacture and sell materials for display	4%		5,660	3%		5,660

				~~W~~	85,689		~~W~~	85,689

Dividends income recognized from subsidiaries and associates for the six-month periods ended June 30, 2021 and 2020 amounted to ~~W~~4,068 million and ~~W~~8,239 million, respectively.

9.	Property, Plant and Equipment

For the six-month periods ended June 30, 2021 and 2020, the Company purchased property, plant and equipment of ~~W~~851,633 million and ~~W~~581,766 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~6,633 million and 2.71%, and 50,071 million and 2.99%, for the six-month periods ended June 30, 2021 and 2020, respectively. In addition, for the six-month periods ended June 30, 2021 and 2020, the Company recognized the right-of-use asset for use of vehicles, machinery and others of ~~W~~10,827 million and ~~W~~9,755 million, respectively. Also, for the six-month periods ended June 30, 2021 and 2020, the Company disposed of property, plant and equipment with carrying amounts of ~~W~~19,207 million and ~~W~~66,393 million, respectively, and recognized ~~W~~7,296 million and ~~W~~17,990 million, respectively, as gain and loss on disposal of property, plant and equipment for the six-month period ended June 30, 2021 (gain and loss on disposal of property, plant and equipment for the six-month period ended June 30, 2020: ~~W~~12,148 million and ~~W~~17,886 million, respectively).

10.	Intangible Assets

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of June 30, 2021 and December 31, 2020, are ~~W~~316,683 million and ~~W~~301,953 million, respectively. For the six-month period ended June 30, 2021 and 2020, the Company recognized an impairment loss amounting to ~~W~~8,719 million and ~~W~~29,838 in connection with development projects.

11.	Financial Liabilities

(a)	Financial liabilities as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	June 30, 2021		December 31, 2020
Current
Short-term borrowings	~~W~~	339,000	326,400
Current portion of long-term borrowings and bonds		1,978,297	1,769,735
Current portion of payment guarantee liabilities		4,113	4,576
Derivatives(*)		17,010	58,875
Lease liabilities		7,103	3,403

	~~W~~	2,345,523	2,162,989

Non-current
Won denominated borrowings	~~W~~	2,254,250	2,435,000
Foreign currency denominated borrowings		1,344,700	1,572,160
Bonds		1,588,897	1,948,541
Payment guarantee liabilities		4,077	5,797
Derivatives(*)		33,972	108,750
Lease liabilities		2,808	1,977

	~~W~~	5,228,704	6,072,225

(*)

Represents cross currency interest rate swap contracts and others entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(b)	Short-term borrowings as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of won and USD) Lender	Annual interest rate as of June 30, 2021(%)(*)	June 30, 2021		December 31, 2020
Standard Chartered Bank Korea Limited	12ML +1.68	~~W~~	339,000	326,400
Foreign currency equivalent			USD 300	USD 300

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won) Lender	Annual interest rate as of June 30, 2021 (%)(*)	June 30, 2021		December 31, 2020
Woori Bank	—	~~W~~	—	60
Korea Development Bank and others	CD rate (91days) + 1.00~1.60, 1.90~3.25		2,653,750	3,272,500
Less current portion of long-term borrowings			(399,500)	(837,560)

		~~W~~	2,254,250	2,435,000

(*)	CD represents certificate of deposit.

(d)	Foreign currency denominated long-term borrowings as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won and USD) Lender	Annual interest rate as of June 30, 2021 (%)	June 30, 2021		December 31, 2020
The Export-Import Bank of Korea and others	3ML+0.75 ~2.40 6ML+1.25 ~1.35 1.82	~~W~~	1,836,250	1,680,960

Foreign currency equivalent			USD 1,625	USD 1,545
Less current portion of long-term borrowings			(491,550)	(108,800)

		~~W~~	1,344,700	1,572,160

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won and USD)	Maturity	Annual interest rate as of June 30, 2021(%)	June 30, 2021		December 31, 2020
Won denominated bonds at amortized cost (*1)
Publicly issued bonds	October 2021~ February 2024	1.95~2.95	~~W~~	1,020,000	1,320,000
Privately issued bonds	May 2022~ May 2033	3.25~4.25		160,000	160,000

Less discount on bonds				(1,207)	(1,798)
Less current portion				(749,523)	(499,796)

			~~W~~	429,270	978,406

Foreign currency denominated bonds at amortized cost (*2)
Publicly issued bonds	November 2021	3.88	~~W~~	339,000	326,400
Privately issued bonds	April 2023	3ML+1.47		113,000	108,800

Foreign currency equivalent				USD 400	USD 400
Less discount on bonds				(1,556)	(3,161)
Less current portion				(337,724)	(323,579)

			~~W~~	112,720	108,460

Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds	August 2024	1.50	~~W~~	1,046,907	861,675

Foreign currency equivalent				USD 926	USD 792

			~~W~~	1,588,897	1,948,541

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued by the Company and outstanding as of June 30, 2021 are as follows:

(In won, USD)	Description
Type	Unsecured foreign currency denominated convertible bonds
Issuance amount	USD 687,800,000
Annual interest rate (%)	1.50
Issuance date	August 22, 2019
Maturity date	August 22, 2024
Interest payment	Payable semi-annually in arrear until maturity date
Principal redemption	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Early redemption:

The Company has a right to redeem before maturity (call option) and the bondholders have a right to require the Company to redeem before maturity (put option). At exercise of each option, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~ 19,845 per common share (subject to adjustment based on diluted effects of certain events)
Conversion period	From August 23, 2020 to August 12, 2024
Redemption at the option of the issuer (Call option)

•   On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

•   The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

•   In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the third anniversary from the issuance date

The Company designated the convertible bonds as financial liabilities at fair value through profit or loss and recognized the change in fair value in profit or loss. The Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of June 30, 2021 is as follows:

(In won and No. of shares)	June 30, 2021
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,845
Number of common shares to be issued at conversion		40,988,998

12.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	June 30, 2021		December 31, 2020
Present value of partially funded defined benefit obligations	~~W~~	1,437,125	1,392,293
Fair value of plan assets		(1,580,764)	(1,617,290)

	~~W~~	(143,639)	(224,997)

(b)	Expenses related to defined benefit plans recognized in profit or loss for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2021		2020	2021	2020
Current service cost	~~W~~	37,106	40,475	74,214	80,949
Net interest cost		(1,473)	(776)	(2,947)	(1,552)

	~~W~~	35,633	39,699	71,267	79,397

(c)	Plan assets as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	June 30, 2021		December 31, 2020
Guaranteed deposits in banks	~~W~~	1,580,764	1,617,290

As of June 30, 2021, the Company maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., KB Insurance Co., Ltd. and others.

(d)	Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2021		2020	2021	2020
Remeasurements of net defined benefit liabilities	~~W~~	(3,347)	(1,208)	(7,941)	(3,782)
Tax effect		855	310	2,028	972

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(2,492)	(898)	(5,913)	(2,810)

13.	Provisions

Changes in provisions for the six-month period ended June 30, 2021 are as follows:

(In millions of won)	Warranties (*)		Others	Total
Balance at January 1, 2021	~~W~~	270,834	14,906	285,740
Additions (reversal)		107,905	(6,434)	101,471
Usage		(97,733)	—	(97,733)

Balance at June 30, 2021	~~W~~	281,006	8,472	289,478

Current	~~W~~	186,707	8,472	195,179
Non-current	~~W~~	94,299	—	94,299

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Company’s warranty obligation.

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Company and other TFT-LCD manufacturers alleging violations of EU competition law. While the Company continues its vigorous defense of the various pending proceedings described above, as of June 30, 2021, the Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Solas OLED Ltd. Litigations

Between April 2019 and September 2020, Solas OLED Ltd. filed altogether four patent infringement actions, with two in the United States District Court for the Western District of Texas, one in the Mannheim District Court in Germany and one in the Beijing Intellectual Property Court in China, against the Company and television manufacturers. In December 2020, the parties reached an agreement to amicably settle all claims and all patent infringement actions have been formally dismissed during the six-month period ended June 30, 2021.

Others

The Company is involved in various lawsuits and disputes in addition to the pending proceedings described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,065 million (~~W~~1,203,450 million) in connection with the Company’s export sales transactions with its subsidiaries. As of June 30, 2021, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has credit facility agreements with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~553,350 million in connection with its domestic and export sales transactions and, as of June 30, 2021, ~~W~~11,336 million accounts and notes receivable sold were outstanding in connection with the agreement. In connection with the contracts above, the Company has sold its accounts receivable without recourse.

14.	Contingent Liabilities and Commitments, Continued

(b)	Commitments, Continued

Letters of credit

As of June 30, 2021, the Company entered into agreements with financial institutions in relation to opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won and USD)	Contractual amount	KRW equivalent
KEB Hana Bank	USD 150	~~W~~	169,500
Sumitomo Mitsui Banking Corporation	USD 50		56,500
Industrial Bank of Korea	USD 100		113,000
Industrial and Commercial Bank of China	USD 200		226,000
Shinhan Bank	USD 300		339,000
KB Kookmin Bank	USD 100		113,000
MUFG Bank	USD 100		113,000
The Export–Import Bank of Korea	USD 200		226,000

	USD 1,200	~~W~~ 1,356,000

Payment guarantees

The Company provides payment guarantees to LG Display Vietnam Haiphong Co., Ltd. in connection with the principal amount of term loan credit facilities amounting to USD 1,102 million (~~W~~1,245,318 million).

In addition, the Company obtained payment guarantees amounting to USD 100 million (~~W~~113,000 million) from KB Kookmin Bank for other accounts payable related to the long-term supply agreements. The Company also obtained payment guarantees amounting to USD 306 million (~~W~~345,568 million) from Korea Development Bank for foreign currency denominated bonds and USD 2 million (~~W~~2,260 million) from Shinhan Bank for value added tax payments in Poland.

License agreements

As of June 30, 2021, the Company has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation in relation to its OLED business. Also, the Company has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of June 30, 2021.

15.	Share Capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of June 30, 2021 and December 31, 2020, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2020 to June 30, 2021.

16.	Revenue

Details of revenue for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2021		2020	2021	2020
Sales of goods	~~W~~	6,580,877	4,784,110	13,189,976	9,337,924
Royalties		19,361	10,129	37,342	20,165
Others		10,427	6,869	15,885	14,440

	~~W~~	6,610,665	4,891,108	13,243,203	9,372,529

17.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2021		2020	2021	2020
Changes in inventories	~~W~~	(324,972)	154,890	(395,350)	77,706
Purchases of raw materials and others		2,362,274	1,781,935	4,590,052	3,540,109
Depreciation and amortization		619,825	633,217	1,231,999	1,296,487
Outsourcing		2,295,149	1,716,116	4,656,217	3,252,729
Labor		635,346	540,820	1,251,926	1,056,735
Supplies and others		200,268	159,473	375,729	284,969
Utility		166,929	152,360	335,439	318,987
Fees and commissions		93,041	90,133	195,809	187,085
Shipping		20,114	13,515	37,557	26,791
Advertising		33,685	26,839	73,607	68,824
Warranty		61,998	33,917	107,905	88,155
Travel		14,573	9,426	25,203	21,048
Taxes and dues		16,009	13,005	31,448	27,155
Others		159,882	157,436	300,042	287,762

	~~W~~	6,354,121	5,483,082	12,817,583	10,534,542

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

18.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2021		2020	2021	2020
Salaries	~~W~~	60,287	47,467	120,326	95,301
Expenses related to defined benefit plans		5,398	6,084	10,930	12,315
Other employee benefits		12,704	10,773	23,659	21,141
Shipping		14,282	8,893	26,574	17,748
Fees and commissions		28,400	31,102	68,652	63,784
Depreciation		35,821	21,944	68,695	43,729
Taxes and dues		895	502	1,665	1,056
Advertising		33,685	26,839	73,607	68,824
Warranty		61,998	33,917	107,905	88,155
Insurance		2,089	1,932	4,627	3,563
Travel		928	870	1,634	3,333
Training		3,398	1,859	5,146	2,531
Others		12,191	7,653	23,825	16,430

	~~W~~	272,076	199,835	537,245	437,910

19.	Personnel Expenses

Details of personnel expenses for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2021		2020	2021	2020
Salaries and wages	~~W~~	544,058	433,384	1,075,552	865,257
Other employee benefits		75,530	63,170	144,154	127,477
Contributions to National Pension plan		16,508	16,943	33,050	33,970
Expenses related to defined benefit plans and defined contribution plans		35,831	39,983	71,679	79,734

	~~W~~	671,927	553,480	1,324,435	1,106,438

20.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2021		2020	2021	2020
Foreign currency gain	~~W~~	50,207	120,443	382,115	564,022
Gain on disposal of property, plant and equipment		4,898	7,867	7,296	12,148
Reversal of impairment loss on intangible assets		—	50	830	600
Rental income		428	438	856	848
Others		877	1,245	3,046	3,172

	~~W~~	56,410	130,043	394,143	580,790

(b)	Details of other non-operating expenses for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2021		2020	2021	2020
Foreign currency loss	~~W~~	51,201	133,325	350,081	509,628
Loss on disposal of property, plant and equipment		9,667	13,512	17,990	17,886
Impairment loss on property, plant and equipment		6,759	82	8,486	5,576
Loss on disposal of intangible assets		—	7	—	7
Impairment loss on intangible assets		1,372	26,164	8,719	30,511
Donations		144	312	185	318
Others		85	629	647	2,738

	~~W~~	69,228	174,031	386,108	566,664

21.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2021		2020	2021	2020
Finance income
Interest income	~~W~~	463	2,235	901	6,663
Dividend income		—	—	4,068	8,239
Foreign currency gain		3,843	59,463	13,777	25,779
Gain on disposal of investments		—	8,392	—	8,392
Gain on transaction of derivatives		—	5,937	—	27,551
Gain on valuation of derivatives		8,307	—	157,649	60,917
Gain on valuation of financial assets at fair value through profit or loss		—	—	1,254	—
Gain on valuation of financial liabilities at fair value through profit or loss		—	1,844	—	133,579
Other		1,199	1,613	2,465	3,247

	~~W~~	13,832	79,484	180,114	274,367

Finance costs
Interest expense	~~W~~	56,823	51,748	117,805	107,075
Foreign currency loss		2,613	12,707	131,252	142,709
Loss on early repayment of borrowings		250	498	250	498
Loss on sale of trade accounts and notes receivable		15	937	35	1,205
Loss on valuation of financial assets at fair value through profit or loss		63	240	63	1,492
Loss on valuation of financial liabilities at fair value through profit or loss		48,152	—	147,719	—
Loss on transaction of derivatives		1,354	—	21,789	—
Loss on valuation of derivatives		5,673	39,740	36,936	27,000
Others		59	484	167	1,105

	~~W~~	115,002	106,354	456,016	281,084

22.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2021		2020	2021	2020
Current tax expense (benefit)	~~W~~	(6,497)	109	(5,906)	253
Deferred tax expense (benefit)		37,119	(166,151)	24,423	(304,160)

Income tax expense (benefit)	~~W~~	30,622	(166,042)	18,517	(303,907)

(b)	Deferred Tax Assets and Liabilities

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income. The Company’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of June 30, 2021 and December 31, 2020 are attributable to the following:

	Assets			Liabilities		Total
(In millions of won)	June 30, 2021		December 31, 2020	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Other accounts receivable, net	~~W~~	—	—	(1)	(13)	(1)	(13)
Inventories, net		30,338	38,700	—	—	30,338	38,700
Defined benefit liabilities, net		—	—	(19,158)	(35,617)	(19,158)	(35,617)
Accrued expenses		143,702	115,762	—	—	143,702	115,762
Property, plant and equipment		472,743	476,162	—	—	472,743	476,162
Intangible assets		15,967	16,226	—	—	15,967	16,226
Provisions		72,350	70,125	—	—	72,350	70,125
Other temporary differences		87,581	81,585	(2,045)	(2,045)	85,536	79,540
Tax loss carryforwards		851,025	819,133	—	—	851,025	819,133
Tax credit carryforwards		406,110	391,769	—	—	406,110	391,769

Deferred tax assets (liabilities)	~~W~~	2,079,816	2,009,462	(21,204)	(37,675)	2,058,612	1,971,787

22.	Income Tax Expense (Benefit), Continued

(c)	Tax uncertainties

In relation to the transfer price investigations related to three subsidiaries located in China, the mutual agreement procedures between tax authorities of the Republic of Korea and China have been ongoing from 2019. During the six-month period ended June 30, 2021, the mutual agreement procedures for two subsidiaries have been completed. Regarding the above, the Company recognized deferred tax assets.

23.	Earnings (Loss) Per Share

(a)	Basic earnings (loss) per share for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In won and number of shares)	2021		2020	2021	2020
Profit (loss) for the period	~~W~~	129,941,055,536	(456,084,231,516)	175,263,122,004	(793,660,585,626)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Basic earnings (loss) per share	~~W~~	363	(1,275)	490	(2,218)

For the three-month and six-month periods ended June 30, 2021 and 2020, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share.

(b)

Diluted earnings (loss) per share is not different from basic earnings (loss) per share as there is no dilution effects of potential common stocks for the six-month period ended June 30, 2021. As of June 30, 2021, 40,988,998 shares of potential common stock were excluded from the calculation of weighted-average number of common stocks due to antidilution.

24.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Meanwhile, the Company entered into currency interest rate swap contracts to hedge currency risk with respect to foreign currency borrowings and bonds.

i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of June 30, 2021 and December 31, 2020 is as follows:

	June 30, 2021
(In millions)	USD	JPY	PLN	EUR	GBP
Cash and cash equivalents	75	131	2	3	—
Trade accounts and notes receivable	4,058	2,927	—	—	—
Non-trade receivables	28	123	—	—	—
Trade accounts and notes payable	(2,825)	(10,779)	—	—	—
Other accounts payable	(587)	(6,835)	—	(2)	(3)
Financial liabilities	(3,250)	—	—	—	—

	(2,501)	(14,433)	2	1	(3)

Cross currency interest rate swap contracts	2,025	—	—	—	—

Net exposure	(476)	(14,433)	2	1	(3)

24.	Financial Risk Management, Continued

	December 31, 2020
(In millions)	USD	JPY	CNY	PLN	EUR	GBP
Cash and cash equivalents	1,112	7	41	2	—	—
Trade accounts and notes receivable	3,425	1,782	—	—	—	—
Non-trade receivables	79	90	—	—	6	—
Trade accounts and notes payable	(3,035)	(8,853)	—	—	—	—
Other accounts payable	(266)	(4,765)	(25)	—	(1)	(2)
Financial liabilities	(3,034)	—	—	—	—	—

	(1,719)	(11,739)	16	2	5	(2)

Cross currency interest rate swap contracts	2,225	—	—	—	—	—

Net exposure	506	(11,739)	16	2	5	(2)

Average exchange rates applied for the six-month periods ended June 30, 2021 and 2020 and the exchange rates at June 30, 2021 and December 31, 2020 are as follows:

	Average rate			Reporting date spot rate
(In won)	2021		2020	June 30, 2021	December 31, 2020
USD	~~W~~	1,117.42	1,206.72	1,130.00	1,088.00
JPY		10.38	11.15	10.22	10.54
CNY		172.71	171.36	174.84	166.96
PLN		296.89	301.39	297.46	292.02
EUR		1,347.08	1,329.43	1,344.42	1,338.24
GBP		1,551.70	1,520.52	1,564.03	1,482.40

24.	Financial Risk Management, Continued

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in foreign currency as of June 30, 2021 and December 31, 2020, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

	June 30, 2021			December 31, 2020
(In millions of won)	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(20,028)	(20,028)	19,957	19,957
JPY (5 percent weakening)		(5,493)	(5,493)	(4,486)	(4,486)
CNY (5 percent weakening)		—	—	97	97
PLN (5 percent weakening)		22	22	21	21
EUR (5 percent weakening)		50	50	243	243
GBP (5 percent weakening)		(175)	(175)	(107)	(107)

A stronger won against the above currencies as of June 30, 2021 and December 31, 2020 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

24.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Company’s variable interest-bearing bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into cross currency interest rate swap contracts amounting to USD 1,625 million (~~W~~1,836,250 million) and interest rate swap contracts amounting to ~~W~~170,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of June 30, 2021 and December 31, 2020 is as follows:

(In millions of won)	June 30, 2021		December 31, 2020
Fixed rate instruments
Financial assets	~~W~~	168,694	1,297,022
Financial liabilities		(5,199,175)	(5,792,416)

	~~W~~	(5,030,481)	(4,495,394)

Variable rate instruments
Financial liabilities	~~W~~	(2,305,969)	(2,259,420)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of June 30, 2021 and December 31, 2020, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12-month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity			Profit or loss
(In millions of won)	1%p increase		1%p decrease	1%p increase	1%p decrease
June 30, 2021
Variable rate instruments (*)	~~W~~	(2,234)	2,234	(2,234)	2,234

December 31, 2020
Variable rate instruments (*)	~~W~~	(2,333)	2,333	(2,333)	2,333

(*)	Financial instruments related to non-hedging interest rate swap are excluded.

24.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of June 30, 2021 and December 31, 2020 is as follows:

(In millions of won)	June 30, 2021		December 31, 2020
Financial assets carried at amortized cost
Cash equivalents	~~W~~	91,733	1,220,098
Deposits in banks		76,924	76,863
Trade accounts and notes receivable, net		4,702,024	3,797,248
Non-trade receivables		51,776	130,217
Accrued income		15,139	11,115
Deposits		11,319	17,789
Short-term loans		24,278	28,491
Long-term loans		15,946	13,899
Long-term non-trade receivables		4,077	5,797

	~~W~~	4,993,216	5,301,517

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,289	1,289
Derivatives		13,433	9,363

	~~W~~	14,722	10,652

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	72

	~~W~~	5,007,986	5,312,241

In addition to the financial assets above, as of June 30, 2021, the Company provides payment guarantees in connection with the principal amount of credit facilities amounting to USD 1,102 million (~~W~~1,245,318 million) (see note 14).

24.	Financial Risk Management, Continued

Trade accounts and notes receivable are insured in order for the Company to manage credit risk if they do not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Company and seeking insurance coverage, if necessary.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Company maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of June 30, 2021.

			Contractual cash flows in
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	4,829,000	5,048,468	260,798	1,077,210	1,850,735	1,859,725	—
Bonds		2,676,144	2,509,213	567,797	568,490	1,149,125	133,000	90,801
Trade accounts and notes payable		4,864,487	4,864,487	4,154,385	710,102	—	—	—
Other accounts payable		1,189,490	1,190,466	1,165,594	24,872	—	—	—
Other accounts payable (enterprise procurement cards)(*1)		1,509,437	1,509,437	683,050	826,387	—	—	—
Long-term other accounts payable		159,042	174,101	—	—	49,743	124,358	—
Payment guarantee(*2)		8,190	1,272,157	171,821	265,103	387,169	448,064	—
Security deposits received		11,830	11,830	1,430	4,030	6,370	—	—
Lease liabilities		9,911	10,137	5,983	1,340	2,079	735	—

Derivative financial liabilities
Derivatives	~~W~~	50,982	47,539	8,495	9,508	16,658	12,878	—

	~~W~~	15,308,513	16,637,835	7,019,353	3,487,042	3,461,879	2,578,760	90,801

(*1)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Company presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Company is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the six-month period ended June 30, 2021 is as follows:

24.	Financial Risk Management, Continued

(In millions of won)	January 1, 2021		Change (Cash flows from operation activities)	June 30, 2021
Other accounts payable (enterprise procurement cards)	~~W~~	1,078,150	431,287	1,509,437

(*2)	Contractual cash flows of payment guarantee is identical to timing of principal and interest payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)	June 30, 2021		December 31, 2020
Total liabilities	~~W~~	16,432,769	16,441,967
Total equity		10,432,585	10,263,235
Cash and deposits in banks (*1)		168,646	1,296,950
Borrowings (including bonds)		7,505,144	8,051,836
Total liabilities to equity ratio		158%	160%
Net borrowings to equity ratio (*2)		70%	66%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity

24.	Financial Risk Management, Continued

(e)	Determination of fair value

(i) Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i) Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii) Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii) Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

24.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position as of June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021				December 31, 2020
(In millions of won)	Carrying amounts		Fair values		Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	91,733	(	*)	1,220,098	(	*)
Deposits in banks		76,924	(	*)	76,863	(	*)
Trade accounts and notes receivable		4,702,024	(	*)	3,797,248	(	*)
Non-trade receivables		51,776	(	*)	130,217	(	*)
Accrued income		15,139	(	*)	11,115	(	*)
Deposits		11,319	(	*)	17,789	(	*)
Short-term loans		24,278	(	*)	28,491	(	*)
Long-term loans		15,946	(	*)	13,899	(	*)
Long-term non-trade receivables		4,077	(	*)	5,797	(	*)

Financial assets at fair value through profit or loss
Equity instruments	~~W~~	2,571	2,571		1,381	1,381
Convertible bonds		1,289	1,289		1,289	1,289
Derivatives		13,433	13,433		9,363	9,363

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	48		72	72

Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	50,982	50,982		167,625	167,625
Convertible bonds		1,046,907	1,046,907		861,675	861,675

Financial liabilities carried at amortized cost
Borrowings	~~W~~	4,829,000	4,860,317		5,297,920	5,311,440
Bonds		1,629,237	1,646,725		1,910,241	1,923,517
Trade accounts and notes payable		4,864,487	(	*)	4,591,319	(	*)
Other accounts payable		2,698,927	(	*)	2,373,730	(	*)
Long-term other accounts payable		159,042	(	*)	—	(	*)
Payment guarantee liabilities		8,190	(	*)	10,373	(	*)
Security deposits received		11,830	(	*)	12,350	(	*)
Lease liabilities		9,911	(	*)	5,380	(	*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

24.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i) Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	2,571	2,571
Convertible bonds		—	—	1,289	1,289
Derivatives		—	—	13,433	13,433
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	—	—	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	50,982	50,982
Convertible bonds		1,046,907	—	—	1,046,907

	December 31, 2020
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	1,381	1,381
Convertible bonds		—	—	1,289	1,289
Derivatives		—	—	9,363	9,363
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	—	—	72
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	167,625	167,625
Convertible bonds		861,675	—	—	861,675

24.	Financial Risk Management, Continued

iii) Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	June 30, 2021				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	4,860,317	Discounted cash flow	Discount rate
Bonds		—	—	1,646,725	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2020				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	5,311,440	Discounted cash flow	Discount rate
Bonds		—	—	1,923,517	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021	December 31, 2020
Borrowings, bonds and others	1.63~4.40%	2.15~4.46%

25.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the six-month period ended June 30, 2021 are as follows:

	January 1, 2021			Non-cash transactions
(In millions of won)			Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	June 30, 2021
Short-term borrowings	~~W~~	326,400	—	—	12,600	—	—	339,000
Current portion of long-term borrowings and bonds		1,769,735	(1,191,276)	1,366,370	31,279	1,939	250	1,978,297
Payment guarantee liabilities		10,373	2,547	—	—	—	(4,730)	8,190
Long-term borrowings		4,007,160	362,760	(816,990)	46,020	—	—	3,598,950
Bonds(*)		1,948,541	—	(549,380)	34,147	7,870	147,719	1,588,897
Lease liabilities		5,380	(6,296)	—	—	—	10,827	9,911

	~~W~~	8,067,589	(832,265)	—	124,046	9,809	154,066	7,523,245

(*)	Others include ~~W~~147,719 million of loss on valuation of financial liabilities at fair value through profit or loss.

26.	Related Parties and Others

(a)	Related parties

Related parties as of June 30, 2021 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in note 8.

26.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended June 30, 2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	2,899,392	—	—	—	—	—
LG Display Japan Co., Ltd.		578,834	—	—	—	—	—
LG Display Germany GmbH		517,620	—	—	—	—	90
LG Display Taiwan Co., Ltd.		509,222	—	—	—	—	303
LG Display Nanjing Co., Ltd.		6,298	—	1,649	—	392,738	5,589
LG Display Shanghai Co., Ltd.		172,344	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		3,927	—	1,594	—	579,031	5,718
LG Display Shenzhen Co., Ltd.		86,263	—	—	—	—	—
LG Display Yantai Co., Ltd.		—	—	2,815	—	162,569	4,669
LG Display (China) Co., Ltd.		1,405	—	635,660	—	—	184
LG Display Singapore Pte. Ltd.		447,188	—	—	—	—	100
L&T Display Technology (Fujian) Limited		92,258	—	—	—	—	88
Nanumnuri Co., Ltd.		52	—	—	—	—	5,325
LG Display Guangzhou Trading Co., Ltd.		541,081	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		8,100	—	14,934	—	524,429	3,102
Suzhou Lehui Display Co., Ltd.		67,924	—	6,395	—	—	—
LG Display High-Tech (China) Co., Ltd.		17,009	—	555	—	535,283	1,000

	~~W~~	5,948,917	—	663,602	—	2,194,050	26,168

26.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	127	—	—	51
AVATEC Co., Ltd.		—	—	82	—	17,474	184
Paju Electric Glass Co., Ltd.		—	—	90,606	—	—	677
YAS Co., Ltd.		—	—	1,831	6,751	—	1,848
Cynora GmbH		—	—	10	—	—	—
Material Science Co., Ltd.		—	—	42	—	—	—

	~~W~~	—	—	92,698	6,751	17,474	2,760

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	74,794	—	1,896	51,901	—	27,585

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	12,942	—	—	—	—	99
LG Electronics Vietnam Haiphong Co., Ltd.		105,083	—	—	—	—	617
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	168
LG Electronics Mexicali S.A.DE C.V.		7,697	—	—	—	—	39
LG Electronics RUS, LLC		—	—	—	—	—	59

26.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	26,140	—	—	—	—	32
LG Innotek Co., Ltd.		728	—	94	451	—	21,280
P.T. LG Electronics Indonesia		83,934	—	—	—	—	50
Others		11,146	—	24	—	—	3,793

	~~W~~	247,670	—	118	451	—	26,137

	~~W~~	6,271,381	—	758,314	59,103	2,211,524	82,650

26.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	6,185,275	—	—	—	—	2
LG Display Japan Co., Ltd.		1,067,221	—	—	—	—	—
LG Display Germany GmbH		1,059,351	—	—	—	—	202
LG Display Taiwan Co., Ltd.		953,208	—	—	—	—	495
LG Display Nanjing Co., Ltd.		11,904	—	3,205	—	814,645	12,275
LG Display Shanghai Co., Ltd.		341,186	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		8,173	—	3,716	—	1,080,267	12,090
LG Display Shenzhen Co., Ltd.		113,231	—	—	—	—	—
LG Display Yantai Co., Ltd.		148	—	5,311	—	320,562	8,467
LG Display (China) Co., Ltd.		2,418	—	1,162,036	—	—	1,174
LG Display Singapore Pte. Ltd.		843,232	—	—	—	—	216
L&T Display Technology (Fujian) Limited		179,333	—	—	—	—	159
Nanumnuri Co., Ltd.		104	—	—	—	—	10,446
LG Display Guangzhou Trading Co., Ltd.		986,643	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		11,817	—	27,640	—	1,083,704	6,460
Suzhou Lehui Display Co., Ltd.		149,174	—	21,596	—	—	—
LG Display High-Tech (China) Co., Ltd.		32,581	—	1,052	—	1,126,438	2,630

	~~W~~	11,944,999	—	1,224,556	—	4,425,616	54,616

26.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	162	—	—	55
AVATEC Co., Ltd.		—	200	105	—	36,174	476
Paju Electric Glass Co., Ltd.		—	3,668	175,688	—	—	1,346
YAS Co., Ltd.		—	200	3,855	6,787	—	3,251
Cynora GmbH		—	—	10	—	—	—
Material Science Co., Ltd.		—	—	42	—	—	—

	~~W~~	—	4,068	179,862	6,787	36,174	5,128

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	145,351	—	4,132	77,164	—	55,977

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	30,585	—	—	—	—	164
LG Electronics Vietnam Haiphong Co., Ltd.		216,238	—	—	—	—	838
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	380
LG Electronics Mexicali S.A.DE C.V.		13,128	—	—	—	—	52
LG Electronics RUS, LLC		—	—	—	—	—	119

26.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	45,034	—	—	—	—	95
LG Innotek Co., Ltd.		1,296	—	94	451	—	42,731
P.T. LG Electronics Indonesia		214,709	—	—	—	—	76
Others		18,810	—	24	—	—	6,648

	~~W~~	539,800	—	118	451	—	51,103

	~~W~~	12,630,150	4,068	1,408,668	84,402	4,461,790	166,824

26.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2020
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	2,369,574	—	—	—	—	—
LG Display Japan Co., Ltd.		408,731	—	—	—	—	—
LG Display Germany GmbH		206,705	—	—	—	—	262
LG Display Taiwan Co., Ltd.		252,031	—	—	—	—	180
LG Display Nanjing Co., Ltd.		2,113	—	784	—	323,387	5,713
LG Display Shanghai Co., Ltd.		316,655	—	—	—	—	—
LG Display Poland Sp. z o.o.		8,392	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		6,363	—	2,783	—	483,222	8,423
LG Display Shenzhen Co., Ltd.		176,083	—	—	—	—	—
LG Display Yantai Co., Ltd.		21	—	2,343	—	208,951	11,260
LG Display (China) Co., Ltd.		961	—	257,934	—	—	860
LG Display Singapore Pte. Ltd.		348,619	—	—	—	—	161
L&T Display Technology (Fujian) Limited		91,640	—	—	—	—	179
Nanumnuri Co., Ltd.		52	—	—	—	—	4,694
Global OLED Technology LLC		—	—	—	—	—	1,393
LG Display Guangzhou Trading Co., Ltd.		216,470	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		4,424	—	28,261	—	350,846	5,864
Suzhou Lehui Display Co., Ltd.		63,885	—	96	—	—	—
LG Display High-Tech (China) Co., Ltd.		4,831	—	633	—	248,647	1,876

	~~W~~	4,477,550	—	292,834	—	1,615,053	40,865

26.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2020
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	5	—	—	14
AVATEC Co., Ltd.		—	—	—	—	18,832	217
Paju Electric Glass Co., Ltd.		—	—	64,097	—	—	653
YAS Co., Ltd.		—	—	1,844	2,302	—	681
Material Science Co., Ltd.		—	—	9	—	—	—

	~~W~~	—	—	65,955	2,302	18,832	1,565

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	132,430	—	2,939	13,350	—	36,180

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	3,013	—	—	—	—	—
LG Electronics Vietnam Haiphong Co., Ltd.		54,019	—	—	—	—	247
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	142
LG Electronics Mexicali S.A.DE C.V.		5,992	—	—	—	—	8
LG Electronics RUS, LLC		—	—	—	—	—	38

26.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2020
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	15,477	—	—	—	—	56
LG Innotek Co., Ltd.		1,677	—	7	—	—	20,366
Qingdao LG Inspur Digital Communication Co., Ltd.		1,588	—	—	—	—	—
Others		19,295	—	7	—	—	2,884

	~~W~~	101,061	—	14	—	—	23,741

	~~W~~	4,711,041	—	361,742	15,652	1,633,885	102,351

26.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2020
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	4,221,867	—	—	—	—	—
LG Display Japan Co., Ltd.		871,404	—	—	—	—	—
LG Display Germany GmbH		536,704	—	—	—	—	5,749
LG Display Taiwan Co., Ltd.		545,340	—	—	—	—	315
LG Display Nanjing Co., Ltd.		3,626	—	1,293	—	629,287	11,863
LG Display Shanghai Co., Ltd.		516,469	—	—	—	—	—
LG Display Poland Sp. z o.o.		8,392	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		9,706	—	5,059	—	933,545	13,935
LG Display Shenzhen Co., Ltd.		389,233	—	—	—	—	—
LG Display Yantai Co., Ltd.		106	—	3,835	—	462,867	19,881
LG Display (China) Co., Ltd.		1,798	—	662,113	—	—	1,211
LG Display Singapore Pte. Ltd.		568,689	—	—	—	—	238
L&T Display Technology (Fujian) Limited		159,482	—	—	—	—	277
Nanumnuri Co., Ltd.		104	—	—	—	—	11,415
Global OLED Technology LLC		—	—	—	—	—	2,668
LG Display Guangzhou Trading Co., Ltd.		443,542	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		9,975	—	41,733	—	741,523	13,425
Suzhou Lehui Display Co., Ltd.		94,851	—	147	—	—	—
LG Display High-Tech (China) Co., Ltd.		12,064	—	1,293	—	344,106	2,870

	~~W~~	8,393,352	—	715,473	—	3,111,328	83,847

26.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2020
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	30	—	—	19
AVATEC Co., Ltd.		—	200	—	—	33,815	416
Paju Electric Glass Co., Ltd.		—	7,739	138,377	—	—	1,626
YAS Co., Ltd.		—	300	3,328	2,352	—	1,651
Material Science Co., Ltd.		—	—	69	—	—	—

	~~W~~	—	8,239	141,804	2,352	33,815	3,712

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	326,449	—	4,978	32,889	—	65,841

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	17,005	—	—	—	—	65
LG Electronics Vietnam Haiphong Co., Ltd.		125,920	—	—	—	—	446
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	672
LG Electronics Mexicali S.A.DE C.V.		16,037	—	—	—	—	17
LG Electronics RUS, LLC		—	—	—	—	—	155

26.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2020
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	35,889	—	—	—	—	302
LG Innotek Co., Ltd.		2,761	—	653	—	—	40,718
Qingdao LG Inspur Digital Communication Co., Ltd.		6,665	—	—	—	—	—
Others		48,667	—	7	—	—	5,593

	~~W~~	252,944	—	660	—	—	47,968

	~~W~~	8,972,745	8,239	862,915	35,241	3,145,143	201,368

26.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable and others as of June 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2021		December 31, 2020	June 30, 2021	December 31, 2020
Subsidiaries
LG Display America, Inc.	~~W~~	1,601,609	1,341,210	—	5
LG Display Japan Co., Ltd.		517,482	344,276	—	12
LG Display Germany GmbH		460,810	287,359	4,823	7
LG Display Taiwan Co., Ltd.		393,385	296,556	128	95
LG Display Nanjing Co., Ltd.		221	2,465	408,343	385,925
LG Display Shanghai Co., Ltd.		341,682	319,033	15	11
LG Display Guangzhou Co., Ltd.		199	1,337	338,025	341,389
LG Display Guangzhou Trading Co., Ltd.		538,813	498,483	—	—
LG Display Shenzhen Co., Ltd.		36,961	27,327	—	—
LG Display Yantai Co., Ltd.		—	—	71,516	140,076
LG Display (China) Co., Ltd.		2,020	1,394	435,088	314,934
LG Display Singapore Pte. Ltd.		193,789	218,280	26	10
L&T Display Technology (Fujian) Limited		62,414	41,971	140,194	149,845
Nanumnuri Co., Ltd.		—	—	2,684	1,773
LG Display Vietnam Haiphong Co., Ltd.		15,491	16,632	873,318	605,531
Suzhou Lehui Display Co., Ltd.		38,187	46,760	3,701	16,047
LG Display High-Tech (China) Co., Ltd.		14,856	10,821	394,021	388,053

	~~W~~	4,217,919	3,453,904	2,671,882	2,343,713

26.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2021		December 31, 2020	June 30, 2021	December 31, 2020
Associates
WooRee E&L Co., Ltd.	~~W~~	878	—	91	18
AVATEC Co., Ltd.		—	—	4,445	2,714
Paju Electric Glass Co., Ltd.		—	—	102,958	84,095
YAS Co., Ltd.		—	—	9,917	9,134
Cynora GmbH		—	—	10	—
Material Science Co., Ltd.		—	—	46	—

	~~W~~	878	—	117,467	95,961

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	85,638	93,749	83,041	75,290

26.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2021		December 31, 2020	June 30, 2021	December 31, 2020
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	4	80	28,713	25,330
LG Electronics Reynosa S.A. DE C.V.		—	—	—	50
LG Electronics India Pvt. Ltd.		458	3,697	83	—
LG Electronics Vietnam Haiphong Co., Ltd.		62,423	36,417	152	16
LG Electronics RUS, LLC		—	—	2	—
LG Electronics Egypt S.A.E		11,502	13,359	2	—
P.T. LG Electronics Indonesia		47,428	48,677	1	—
Others		9,937	5,345	3,144	1,197

	~~W~~	131,752	107,575	32,097	26,593

	~~W~~	4,436,187	3,655,228	2,904,487	2,541,557

26.	Related Parties and Others, Continued

(d)

Details of significant financing transactions such as granting and collecting loans, which occurred in the normal course of business with related parties for the six-month period ended June 30, 2021 are as follows:

(In millions of won)
	2021
Associates	Loans		Collection of loans
WooRee E&L Co., Ltd.	~~W~~	878	—

26.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act, for the three-month and six-month periods ended June 30, 2021 and 2020 and as of June 30, 2021 and December 31, 2020 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)	For the three-month period ended June 30, 2021			For the six-month period ended June 30, 2021		June 30, 2021
	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries (formerly, LG International Corp.)(*1)	~~W~~	184,713	26,444	318,289	49,994	145,226	14,655
LG Uplus Corp.		—	580	—	1,155	—	154
LG Chem Ltd. and its subsidiaries		41	91,354	65	183,813	42	65,432
S&I Corp. and its subsidiaries		79	55,903	157	81,060	5,862	64,456
LX Semicon Co., Ltd. (formerly, Silicon Works Co., Ltd)(*2)		—	116,053	—	211,172	—	100,560
LG Corp.		—	16,211	—	32,212	6,754	3,566
LG Management Development Institute		—	4,896	—	10,137	3,480	272
LG CNS Co., Ltd. and its subsidiaries		—	43,328	—	62,751	—	38,724
G2R Inc. and its subsidiaries		—	1,454	—	4,059	—	1,705
Robostar Co., Ltd.		—	400	—	431	—	267
LG Household & Health Care		—	26	—	26	—	28

	~~W~~	184,833	356,649	318,511	636,810	161,364	289,819

(*1)	LG International Corp. renamed the Company as LX International Corp. on July 1, 2021.
(*2)	Silicon Work Co., Ltd. renamed the Company as LX Semicon Co., Ltd. on July 1, 2021.

26.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended June 30, 2020			For the six-month period ended June 30, 2020		December 31, 2020
	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	56,690	22,989	172,015	44,658	81,353	13,104
LG Uplus Corp.		—	555	—	1,115	—	151
LG Chem Ltd. and its subsidiaries		915	109,054	1,033	226,871	2	81,929
S&I Corp. and its subsidiaries		83	12,590	167	69,035	5,864	56,014
Silicon Works Co., Ltd.		—	99,596	36	197,193	—	74,419
LG Corp.		—	12,634	—	24,417	6,799	1,417
LG Management Development Institute		—	1,987	—	3,584	3,480	351
LG CNS Co., Ltd. and its subsidiaries		—	24,060	—	34,674	251	79,708
G2R Inc. and its subsidiaries		—	8,722	—	10,007	—	8,851
Robostar Co., Ltd.		—	111	—	123	—	814

	~~W~~	57,688	292,298	173,251	611,677	97,749	316,758

26.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensations to key management for the three-month and six-month periods ended June 30, 2021 and 2020 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2021		2020	2021	2020
Short-term benefits	~~W~~	876	530	1,702	1,099
Expenses related to the defined benefit plan		120	83	203	179

	~~W~~	996	613	1,905	1,278

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: August 17, 2021	By:	/s/ Daniel Lee
(Signature)

	Name:	Daniel Lee
	Title:	Head of IR / Vice President